UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to net revenues. References to “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. References to “MS” are to multiple sclerosis. Market data, including both sales and share data, are based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to our Rest of the World markets. References to “Actavis Generics” are to the generic pharmaceuticals business we purchased from Allergan plc (“Allergan”) on August 2, 2016. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G. References to “R&D” are to Research and Development, references to “S&M” are to Selling and Marketing and references to “G&A” are to General and Administrative.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

(Unaudited)

	September 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$680	$988
Trade receivables	7,424	7,523
Inventories	5,060	4,954
Prepaid expenses	1,203	1,629
Other current assets	581	1,293
Assets held for sale	1,278	841

Total current assets	16,226	17,228
Deferred income taxes	536	625
Other non-current assets	1,049	1,235
Property, plant and equipment, net	8,001	8,073
Identifiable intangible assets, net	20,878	21,487
Goodwill	39,392	44,409

Total assets	$86,082	$93,057

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$2,731	$3,276
Sales reserves and allowances	7,662	7,839
Trade payables	2,370	2,157
Employee-related obligations	718	859
Accrued expenses	2,577	3,405
Other current liabilities	847	836
Liabilities held for sale	38	116

Total current liabilities	16,943	18,488
Long-term liabilities:
Deferred income taxes	4,914	5,413
Other taxes and long-term liabilities	1,959	1,639
Senior notes and loans	31,971	32,524

Total long-term liabilities	38,844	39,576

Commitments and contingencies, see note 16
Total liabilities	55,787	58,064

Equity:
Teva shareholders’ equity:
Preferred shares of NIS 0.10 par value per mandatory convertible preferred share; September 30, 2017 and December 31, 2016: authorized 5.0 million shares; issued 3.7 million shares	3,620	3,620
Ordinary shares of NIS 0.10 par value per share; September 30, 2017 and December 31, 2016: authorized 2,495 million shares; issued 1,123 million shares	54	54
Additional paid-in capital	23,471	23,409
Retained earnings	7,873	13,607
Accumulated other comprehensive loss	(2,197)	(3,159)
Treasury shares as of September 30, 2017 and December 31, 2016 —107 million ordinary shares and 108 million ordinary shares, respectively	(4,150)	(4,194)

	28,671	33,337

Non-controlling interests	1,624	1,656

Total equity	30,295	34,993

Total liabilities and equity	$86,082	$93,057

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net revenues	$5,610	$5,563	$16,926	$15,411
Cost of sales	2,967	2,762	8,643	6,942

Gross profit	2,643	2,801	8,283	8,469
Research and development expenses	545	663	1,488	1,427
Selling and marketing expenses	860	940	2,791	2,731
General and administrative expenses	330	310	838	925
Impairments, restructuring and others	550	(410)	1,209	421
Legal settlements and loss contingencies	(20)	533	324	674
Goodwill impairment charge	—	—	6,100	—

Operating (loss) income	378	765	(4,467)	2,291
Financial expenses, net	259	150	704	553

Income (loss) before income taxes	119	615	(5,171)	1,738
Income taxes (benefit)	(494)	207	(462)	464
Share in (profits) losses of associated companies, net	3	(2)	10	(11)

Net income (loss)	610	410	(4,719)	1,285
Net Income (loss) attributable to non-controlling interests	15	(2)	11	(17)

Net income (loss) attributable to Teva	595	412	(4,730)	1,302

Dividends on preferred shares	65	64	195	196

Net income (loss) attributable to ordinary shareholders	$530	$348	$(4,925)	$1,106

Earnings (loss) per share attributable to ordinary shareholders:
Basic	$0.52	$0.35	$(4.85)	$1.18

Diluted	$0.52	$0.35	$(4.85)	$1.17

Weighted average number of shares (in millions):
Basic	1,017	979	1,016	935

Diluted	1,017	984	1,016	942

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income (loss)	$610	$410	$(4,719)	$1,285
Other comprehensive income (loss), net of tax:
Currency translation adjustment	264	(60)	1,136	286
Unrealized gain (loss) from derivative financial instruments, net	(49)	11	(118)	(510)
Unrealized gain (loss) from available-for-sale securities, net	(17)	(84)	20	(349)
Unrealized gain (loss) on defined benefit plans	1	4	(12)	4

Total other comprehensive income (loss)	199	(129)	1,026	(569)

Total comprehensive income (loss)	809	281	(3,693)	716
Comprehensive income attributable to non-controlling interests	11	31	75	165

Comprehensive income (loss) attributable to Teva	$798	$250	$(3,768)	$551

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Nine months ended September 30,
	2017	2016
Operating activities:
Net income (loss)	$(4,719)	$1,285
Adjustments to reconcile net income (loss) to net cash provided by operations:
Goodwill impairment charge	6,100	—
Depreciation and amortization	1,584	1,192
Net change in operating assets and liabilities	(755)	1,100
Deferred income taxes – net and uncertain tax positions	(733)	(397)
Impairment of long-lived assets	564	614
Research and development in process	175	262
Stock-based compensation	106	83
Venezuela impairment of net monetary assets	45	246
Net gain from sale of long-lived assets and investments	(48)	(731)
Other items	9	146

Net cash provided by operating activities	2,328	3,800

Investing activities:
Proceeds from sales of business, investments and long-lived assets	1,607	1,800
Purchases of property, plant and equipment	(607)	(568)
Other investing activities	(277)	15
Purchases of investments and other assets	(194)	(316)
Acquisitions of subsidiaries, net of cash acquired	43	(35,874)

Net cash provided by (used in) investing activities	572	(34,943)

Financing activities:
Net change in short-term debt	(1,630)	1,316
Repayment of long-term loans and other long-term liabilities	(1,005)	(50)
Dividends paid on ordinary shares	(814)	(957)
Proceeds from long-term loans and other long-term liabilities	507	25,251
Dividends paid on preferred shares	(195)	(191)
Other financing activities	(69)	(143)
Dividends paid to non-controlling interests	(38)	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	329
Proceeds from issuance of mandatory convertible preferred shares, net of issuance costs	—	329
Proceeds from exercise of options by employees	—	34

Net cash (used in) provided by financing activities	(3,244)	25,918

Translation adjustment on cash and cash equivalents	36	(164)

Net change in cash and cash equivalents	(308)	(5,389)
Balance of cash and cash equivalents at beginning of period	988	6,946

Balance of cash and cash equivalents at end of period	$680	$1,557

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

NOTE 1 – Basis of presentation:

The accompanying unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva. These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission (“SEC”). Amounts as of December 31, 2016 were derived from the audited balance sheet at that date, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included. The results of operations for the nine months ended September 30, 2017 include a goodwill impairment charge of $6.1 billion recorded in the second quarter of 2017, and are not indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Significant accounting policies:

Recently adopted accounting pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued guidance on goodwill impairment testing. The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Teva adopted the provisions of this update in the first quarter of 2017. Once impairment is recorded under the new guidance, additional impairment may be likely if the fair value of the reporting unit declines. The amount of goodwill impairment charge recorded in the second quarter of 2017 was determined in accordance with this new guidance.

In January 2017, the FASB issued guidance on the differentiation between acquisitions of assets and businesses. The new guidance dictates that, when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, it should be treated as an acquisition or disposal of an asset. The new guidance also requires that to be considered a business, a set of integrated activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, without regard as to whether a market participant could replace missing elements. In addition, the new guidance narrows the definition of the term “output” to make it consistent with how outputs are described in the updated revenue recognition guidance. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva adopted the provisions of this update in the first quarter of 2017 with no impact on its consolidated financial statements.

In November 2016, the FASB issued guidance on the treatment of restricted cash in the statements of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance does not have a material impact on Teva’s consolidated financial statements.

In October 2016, the FASB issued guidance on accounting for consolidation of interests held through related parties that are under common control. The amended guidance designates the primary beneficiary of a variable interest entity (“VIE”) as the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance does not have a material impact on Teva’s consolidated financial statements.

In October 2016, the FASB issued guidance on income taxes on intra-entity transfers. The guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance increased the deferred tax liabilities in the consolidated balance sheet by $31 million in the first quarter of 2017. Following the adoption, certain balance sheet items have been reclassified as of December 31, 2016 to conform to the current year presentation. Prepaid expenses and deferred income tax liabilities increased by $267 million and $198 million, respectively. Deferred income tax assets and other current liabilities decreased by $100 million and $31 million, respectively. The consolidated statement of income was not affected.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Recently issued accounting pronouncements, not yet adopted

In August 2017, the FASB issued guidance for derivatives and hedging, which expands and refines hedge accounting for both non-financial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (early adoption is permitted for any interim and annual financial statements that have not yet been issued). Teva is currently evaluating the potential effect of the guidance on its consolidated financial assets.

In May 2017, the FASB issued guidance on changes to terms and conditions of share-based payment awards. The amendment provides guidance about which changes to terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva does not anticipate that such guidance will have a material impact on its consolidated financial statements.

In February 2017, the FASB issued guidance on derecognition of nonfinancial assets. The amendments address the recognition of gains and losses on the transfer (i.e., sale) of nonfinancial assets to counterparties other than customers. The guidance conforms derecognition on nonfinancial assets with the model for transactions in the new revenue standard. The amendments are effective at the same time as the new revenue standard. For public entities that means annual periods beginning after December 15, 2017 and interim periods therein (early adoption is permitted). Teva does not anticipate that such guidance will have a material impact on its consolidated financial statements.

In August 2016, the FASB issued guidance on statements of cash flows. The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; and separately identifiable cash flows and application of predominance principle. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In June 2016, the FASB issued guidance on financial instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In February 2016, the FASB issued guidance on leases. The guidance requires entities to record lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. The guidance will become effective for interim and annual periods beginning on January 1, 2019 (early adoption is permitted) and is required to be adopted at the earliest period presented using a modified retrospective approach. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In January 2016, the FASB issued guidance which updates certain aspects of recognition, measurement, presentation and disclosure of equity investments. The guidance requires entities to recognize changes in fair value in net income rather than in accumulated other comprehensive income. The guidance will be effective for interim and annual periods beginning on January 1, 2018 (early adoption is permitted). Teva does not anticipate that such guidance will have a material impact on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. Under the new standard, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service, which differs from the risk and rewards approach under current guidance. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March, April and May 2016, the FASB issued three additional updates regarding identifying performance obligations and licensing, certain principal versus agent considerations and various narrow scope improvements based on practical questions raised by users. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. The guidance may be adopted through either retrospective application to all periods presented in the financial statements (full retrospective approach) or through a cumulative effect adjustment to retained earnings at the effective date (modified retrospective approach). The guidance will be effective for the fiscal periods beginning on January 1, 2018 (early adoption is permitted).

While Teva has not yet completed its final review of the impact of the new standard, Teva does not currently anticipate that such guidance will have a material impact on its revenue recognition practices. Teva continues to review variable consideration and potential disclosures to complete its evaluation of the impact on its consolidated financial statements. In addition, Teva continues to monitor additional changes, modifications, clarifications or interpretations which may impact its current evaluation. Teva expects to adopt the new standard using the modified retrospective approach.

NOTE 3 – Certain transactions:

a.	Business transactions:

Actavis Generics and Anda acquisitions:

On August 2, 2016, Teva consummated its acquisition of Allergan plc’s (“Allergan”) worldwide generic pharmaceuticals business (“Actavis Generics”). At closing, Teva transferred to Allergan consideration of approximately $33.4 billion in cash and approximately 100.3 million Teva shares. The acquisition significantly expanded Teva’s generics product portfolio and pipeline, R&D capabilities and global operations network.

On October 3, 2016, Teva consummated the acquisition of Anda Inc. (“Anda”), the fourth largest distributor of generic pharmaceuticals in the United States, from Allergan, for cash consideration of $500 million. The purchase is a transaction related to the Actavis Generics acquisition, and as such the purchase price accounting and related disclosures were treated on a combined basis.

In July 2016, Teva completed debt issuances for an aggregate principal amount of $20.4 billion, or $20.3 billion in net proceeds, consisting of senior notes with aggregate principal amounts of $15 billion, €4 billion and CHF 1 billion and maturities between two to 30 years. The effective average interest rate of these notes is 2.32% per annum.

At the closing of the Actavis Generics acquisition, Teva borrowed $5 billion under its term loan facility with a syndicate of banks. The term facility is split into two tranches of $2.5 billion each, with the first tranche maturing in 2018 and the second tranche maturing in 2020 with payment installments each year. In addition, Teva terminated its $22 billion bridge loan credit agreement. See note 11.

Teva financed the cash consideration with the amounts mentioned above, in addition to approximately $8.1 billion from cash on hand, including from its December 2015 equity offerings and borrowings under its syndicated revolving line of credit.

Debt issuance and term loan facilities related costs of approximately $0.1 billion were incurred as part of the financing arrangements, and were capitalized under senior notes and loans in the consolidated balance sheets in 2016. Total equity issuance costs of approximately $0.2 billion related to the transaction were offset against the proceeds received from the issuances.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

The following table summarizes the fair value of consideration transferred to acquire Actavis Generics and Anda:

U.S. $ in millions
Cash (1)	$33,878
Ordinary shares (2)	5,065
Contingent consideration (3)	302
Equity based compensation	25

Total fair value of consideration transferred	$39,270

(1)	As a result of a working capital true up adjustment related to the Anda acquisition, a $42 million reduction in the fair value of the consideration transferred to acquire the businesses was reflected in the first quarter of 2017. The adjustment was settled during the second quarter of 2017 and impacted the statements of cash flows accordingly.
(2)	Represents approximately 100.3 million shares at a price per share of $50.50 at August 1, 2016, which has been adjusted for a lack of marketability discount factor of 5.8%. The shares issued to Allergan were subject to transfer restrictions that generally expired as of August 2, 2017.
(3)	The contingent consideration relates to sharing of profits of one specific product currently in development. Its fair value is based on the estimated future cash outflows, utilizing the same probability assessment that was applied on the related in-process research and development (“IPR&D”).

The table below summarizes the fair value estimates of the assets acquired, liabilities assumed and resulting goodwill. As the measurement period is now closed, the amounts were finalized during the second quarter of 2017:

	Preliminary values at December 31, 2016	Measurement period adjustments	Values at June 30, 2017
	(U.S. $ in millions)
Cash and cash equivalents	$84	$—	$84
Trade receivables (1)	3,211	(1)	3,210
Inventories	1,670	(6)	1,664
Other current assets (2)	2,050	(24)	2,026
Property, plant and equipment	1,370	(105)	1,265
Other non-current assets	24	—	24
Identifiable intangible assets: (3)
Product rights (4)	8,640	(486)	8,154
Trade names	417	12	429
In-process research and development	5,006	611	5,617
Goodwill	24,192	961	25,153

Total assets acquired	46,664	962	47,626

Sales reserves and allowances	1,988	48	2,036
Trade payables	441	(3)	438
Employee related obligations	134	13	147
Accrued expenses (5)	920	124	1,044
Other current liabilities (6)	376	315	691
Deferred income taxes and other non-current liabilities (7)	3,493	507	4,000

Total liabilities assumed	7,352	1,004	8,356

Net assets acquired (8)	$39,312	$(42)	$39,270

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $3,319 million, of which approximately $109 million was not expected to be collected.
(2)	Other current net assets related to divestitures were approximately $1,611 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(3)	The fair value adjustment estimate of identifiable intangible assets is determined using the “income approach,” which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life.
(4)	The estimated weighted average amortization period of the acquired product rights is 11 years.
(5)	In the ordinary course of business, Actavis Generics incurred contingent and other liabilities. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date. A liability of $607 million for litigation matters was assumed by Teva in connection with the acquisition. See note 16.
(6)	Changes in other current liabilities are mainly due to reassessment related to utilization of carryforward losses of $327 million.
(7)	Changes in deferred income taxes are mainly due to reassessment related to uncertain tax positions of approximately $297 million and changes related to re-allocation of intangibles assets to higher tax jurisdictions.
(8)	The reduction in the estimated fair value of the net assets acquired is a result of a working capital true up adjustment related to the Anda business.

Goodwill is largely attributable to expected synergies following the acquisitions, as well as future economic benefits arising from other assets acquired that could not be separately recognized at this time. Goodwill is not deductible for tax purposes and was allocated to the generic medicines segment and other activities. See note 7.

Purchase price allocated to intangibles primarily represents developed products already marketed and IPR&D. Approximately $8.2 billion was allocated from the purchase price to developed products and $5.6 billion to IPR&D.

For both developed products and IPR&D, net cash flows were discounted to present values, using a range of discount rates from 6% to 13%. Other assumptions reflect stage of development, nature and timing of efforts for completion and other risks and uncertainties. Identifiable intangible assets were valued using a variation of the income approach known as the “Multi-Period Excess Earnings Approach.” This uses a forecast of expected cash flows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

IPR&D represents development in process which as of the closing date, had substance, where process to date is more than insignificant but had not yet reached completeness. As it relates to this acquisition, Teva considered all products that had at least begun processing the testing to demonstrate bioequivalence but had not yet received final approval from the Food and Drug Administration (“FDA”) to be part of IPR&D. There are approximately 250 products and/or product groups included in this allocation. A probability of success factor was used to reflect inherent technological and regulatory risks.

The measurement period adjustments related to the identifiable intangible assets acquired represent the impact of updated cash flow projections on the fair value of the assets. The updated projections incorporated additional information obtained subsequent to the closing of the transaction, which included updated product and market based assumptions. The resulting reduction of amortization of product rights from the date of the acquisition’s consummation is not material to the consolidated financial statements.

The final cash consideration for the Actavis Generics acquisition is subject to certain net working capital adjustments. Following the terms of the agreement, Teva submitted an adjustment for $1.4 billion with regards to a working capital true up. The final amount of any contractual adjustment will be determined in arbitration, as provided for in the agreement, and it could be significantly lower than the amount submitted. No amount for the working capital true up has been recorded as a purchase price adjustment to date. As the measurement period is now closed, any amounts recovered in the future will be recorded as a gain in net income.

In addition to the working capital true up, there are a number of other potential recoveries of purchase price related to tax items, other contractual disputes as well as a guarantee from the former owners of one of the subsidiaries purchased from Allergan. As the purchase measurement period has now closed, consistent with the item above, any recoveries will be recorded as a gain in net income.

Pro forma information for the nine months ended September 30, 2017 has not been included since Teva believes that this information is not indicative for future results extrapolation.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

b.	Other transactions:

In August 2017, Teva purchased an FDA priority review voucher from a third party for $150 million, which allowed Teva to accelerate the review period for fremanezumab, one of its key specialty assets, for the treatment of migraine. This amount was recorded in Teva’s consolidated statements of income as research and development expenses and reflected in cash flow used in investing activities.

During the year ended December 31, 2016, Teva entered into other transactions for aggregate cash consideration of $2.3 billion and non-cash consideration with a fair value of $1.8 billion. Goodwill recognized for these transactions is not deductible for tax purposes.

Pro forma financial information for the following transactions was not significant, individually or collectively, when compared with Teva’s financial results.

Japanese business venture

On April 1, 2016, Teva and Takeda Pharmaceutical Company Limited (“Takeda”) established Teva Takeda Yakuhin Ltd. (“Teva Takeda”), a new business venture in Japan. The business venture combined Teva’s Japanese generics business with Takeda’s portfolio of off-patent products, leveraging Takeda’s leading brand reputation and strong distribution presence in Japan with Teva’s expertise in supply chain, operational network, infrastructure and R&D, to meet the wide-ranging needs of patients and growing importance of generics in Japan through the provision of off-patent medicines.

Teva assigned 49% in the business venture to Takeda in consideration of the contribution of its off-patented products business in Japan. The business venture was consolidated in Teva’s financial statements commencing April 1, 2016. Takeda’s interest in the business venture is accounted for under net income (loss) attributable to non-controlling interests.

The table below summarizes the fair value of the assets acquired, liabilities assumed and resulting goodwill, as finalized in the first quarter of 2017. Teva recorded net assets acquired of $1.8 billion and non-controlling interests of $1.6 billion, with the difference recorded under Teva shareholders’ equity.

U.S. $ in millions
Inventories	$134
Identifiable intangible assets:
Product and marketing rights (1)	1,491
Goodwill	698

Total assets acquired	$2,323

Deferred income taxes	498

Total liabilities assumed	498

Net assets acquired	$1,825

(1)	The weighted average amortization period of the acquired product and marketing rights is approximately 15 years.

In the second quarter of 2017, Teva Takeda purchased an additional portfolio of off-patent products from Takeda for approximately $255 million. This additional transaction was accounted as an asset acquisition and no goodwill was assigned to it.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized. Specifically, goodwill recorded as part of the Teva Takeda business venture is attributable to expected specific synergies and market benefits that could not be individually identified and separately recognized and was allocated to the generics segment.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Rimsa

On March 3, 2016, Teva completed the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a pharmaceutical manufacturing and distribution company in Mexico, for $2.3 billion, in a cash free, debt free set of transactions. Teva financed the transaction using cash on hand.

Following the closing of the acquisition, Teva identified issues concerning Rimsa’s pre-acquisition quality, manufacturing and other practices, at which point the Company began an assessment of the extent and cost of remediation required to return its products to the market. In September 2016, two lawsuits were filed: a pre-emptive suit by the Rimsa sellers against Teva, and Teva’s lawsuit alleging fraud and breach of contract against the Rimsa sellers. The Rimsa sellers subsequently dismissed their lawsuit, and the dismissal was approved by court order on December 20, 2016. Teva’s breach of contract claim against the Rimsa sellers remains outstanding.

During the fourth quarter of 2016, Teva completed its assessment of the implications of the identified issues on the intended synergies and integration of the acquisition, resulting in a comprehensive remediation plan and an impairment test over the goodwill acquired.

As a result of the alleged fraud, and given the required level of senior management’s attention to execute the remediation plan, Teva concluded that the rarity of the circumstances warranted the evaluation of Rimsa as a separate reporting unit. Accordingly, in 2016 goodwill resulting from the Rimsa acquisition was tested for impairment at this level, and an impairment charge of $900 million on goodwill was recorded.

Teva continues to monitor the execution of the remediation plan and related milestones. Critical to the plan are the timing and costs to remediate the facility and its product files. As all files required revalidation efforts in order to commence sales, all were classified as IPR&D. In the second quarter of 2017, Teva recorded a $43 million impairment on IPR&D related to Rimsa. If it is determined that remediation will not be completed within the expected timeframe, Teva may conclude that additional impairment is necessary.

The table below summarizes the fair value of the assets acquired and liabilities assumed and resulting goodwill, prior to any goodwill impairments. The amounts were finalized in the first quarter of 2017.

U.S. $ in millions
Current assets (1)	$97
Other non-current assets	144
Identifiable intangible assets:
In-process research and development (2)	338
Goodwill	1,933

Total assets acquired	$2,512

Current liabilities	123
Deferred taxes and other non-current liabilities	68

Total liabilities assumed	191

Net assets acquired	$2,321

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $47 million, of which $3 million was not expected to be collected.
(2)	The value of research and development in-process was calculated using cash flow projections discounted for the inherent risk in the projects.

Goodwill attributable to the acquisition following the updated valuations represents the expected benefits from Teva’s increased presence in the Mexican market and was allocated to the generics operating segment.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

c.	Assets and Liabilities Held For Sale:

Actavis Generics Assets in U.K. and Ireland

In order to complete the Actavis Generics acquisition, Teva was required by the U.S. Federal Trade Commission (“FTC”) and the European Commission to divest certain Actavis Generics and Teva products. On October 5, 2016, Teva entered into an agreement to sell certain assets and operations of Actavis Generics in the United Kingdom and Ireland. The transaction closed on January 9, 2017. Net proceeds from the sale of the assets amounted to $677 million. As a result of the devaluation of the British pound, the transactional currency, against the U.S. dollar, a capital loss of $52 million was recognized during the period in G&A expenses. The currency translation impact was reclassified to the statements of income out of accumulated other comprehensive income. See note 10.

Global Women’s Health and Other Products

During September 2017, Teva entered into several agreements to sell certain non-core specialty products. The sale of such non-core specialty products reflects Teva’s strategy for its specialty medicines segment of focusing on CNS and respiratory as its core therapeutic areas.

Paragard®

On November 1, 2017, Teva completed the sale of Paragard®, a copper releasing intrauterine contraceptive manufactured and sold in the United States, to CooperSurgical for $1.1 billion in cash.

Certain Women’s Health and Other Specialty Products

On September 17, 2017, Teva entered into a definitive agreement under which CVC Capital Partners Fund VI will acquire a portfolio of products for $703 million in cash. The portfolio of products, which is marketed and sold outside of the United States, includes the women’s health products Ovaleap®, Zoely®, Seasonique®, Colpotrophine® and other specialty products such as Actonel®.

Plan B One-Step® and Other Women’s Health Products

On September 18, 2017, Teva entered into a definitive agreement under which Foundation Consumer Healthcare will acquire Plan B One-Step® and Teva’s brands of emergency contraception, Take Action®, Aftera® and Next Choice One DoseTM, for $675 million in cash.

The Company is accounting for these assets and liabilities to be sold as held for sale and determined that the fair value less cost to sell the product exceeded its carrying value. The Company included as part of the held for sale assets $905 million of goodwill, which is the estimated fair value of goodwill associated with the divested businesses. As the Company expects to complete the sale of these businesses within the next twelve months, the Company classified all assets and liabilities held for sale as short term in the consolidated balance sheet.

The Company determined that the sale of this business and its assets in connection with the transactions did not constitute a strategic shift and that it did not and will not have a major effect on its operations and financial results. Accordingly, the operations associated with the transactions are not reported in discontinued operations.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

The table below summarizes the major classes of assets and liabilities included as held for sale as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
	(U.S. $ in millions)
Trade receivables	$—	$59
Inventories	35	63
Other current assets	—	1
Deferred income taxes	7	7
Property, plant and equipment, net	93	36
Identifiable intangible assets, net	238	675
Goodwill	905	—

Total assets of the disposal group classified as held for sale in the consolidated balance sheets	$1,278	$841

Trade payables and accrued expenses	$—	$83
Other current liabilities	—	10
Other taxes and long-term liabilities	38	23

Total liabilities of the disposal group classified as held for sale in the consolidated balance sheets	$38	$116

d. Other significant agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development costs or business risks. The Company’s most significant agreements of this nature are summarized below.

Austedo®

On September, 19, 2017, Teva entered into a partnership agreement with Nuvelution Pharma, Inc. (“Nuvelution”) for development of Austedo® for the treatment of Tourette syndrome in pediatric patients in the United States. Nuvelution will fund and manage clinical development, driving all operational aspects of the phase 3 program, and Teva will lead the regulatory process and be responsible for commercialization. Upon FDA approval of Austedo® for the treatment of Tourette syndrome, Teva will pay Nuvelution a pre-agreed return.

Otsuka

On May 12, 2017, Teva entered into a license and collaboration agreement with Otsuka Pharmaceutical Co. Ltd. (“Otsuka”), providing Otsuka with an exclusive license to conduct phase 2 and 3 clinical trials for fremanezumab in Japan and, once approved, to commercialize the product in Japan. Otsuka paid Teva an upfront payment of $50 million in consideration for the transaction. Teva may receive additional milestone payments upon filing with Japanese regulatory authorities, receipt of regulatory approval and achievement of certain revenue targets. Otsuka will also pay Teva royalties on fremanezumab sales in Japan.

AttenukineTM

In December 2016, Teva entered into a license agreement for research, development, manufacture and commercializing of AttenukineTM with a subsidiary of Takeda. Teva received a $30 million upfront payment. The agreement stipulates additional milestone payments of up to $280 million, as well as royalties.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Ninlaro®

In November 2016, Teva entered into an agreement to sell its royalties and other rights in Ninlaro® (ixazomib) to a subsidiary of Takeda, for a $150 million upfront payment to Teva and an additional $150 million payment based on sales during 2017. Teva was entitled to these royalties pursuant to an agreement from 2014 assigning the Ninlaro® patents to an affiliate of Takeda in consideration of milestone payments and sales royalties. In the first six months of 2017, Teva received payments in the amount of $150 million, which were recognized as revenue for the period.

Celltrion

In October 2016, Teva and Celltrion, Inc. (“Celltrion”) entered into a collaborative agreement to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. Teva paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. Teva and Celltrion will share the profit from the commercialization of these products.

Regeneron

In September 2016, Teva and Regeneron Pharmaceuticals, Inc. (“Regeneron”) entered into a collaborative agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. Teva and Regeneron share equally in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion. Teva made an upfront payment of $250 million to Regeneron as part of the agreement and an additional milestone payment of $25 million in the second quarter of 2017.

NOTE 4 – Inventories:

Inventories consisted of the following:

	September 30, 2017	December 31, 2016
	(U.S. $ in millions)
Finished products	$2,748	$2,832
Raw and packaging materials	1,498	1,385
Products in process	612	538
Materials in transit and payments on account	202	199

	$5,060	$4,954

NOTE 5 – Property, plant and equipment:

Property, plant and equipment, net, consisted of the following:

	September 30,	December 31,
	2017	2016
	(U.S. $ in millions)
Machinery and equipment	$5,930	$5,748
Buildings	3,388	3,331
Computer equipment and other assets	1,981	1,774
Payments on account	684	634
Land (1)	393	439

	12,376	11,926
Less—accumulated depreciation	4,375	3,853

	$8,001	$8,073

(1)	Land includes long-term leasehold rights in various locations, with useful lives between 30 and 99 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

NOTE 6 – Identifiable intangible assets:

Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	(U.S. $ in millions)
Product rights	$21,839	$18,180	$7,465	$6,460	$14,374	$11,720
Trade names	614	625	46	41	568	584
Research and development in process	5,936	9,183	—	—	5,936	9,183

Total	$28,389	$27,988	$7,511	$6,501	$20,878	$21,487

Product rights and trade names are assets presented at amortized cost. These assets represent a portfolio of pharmaceutical products from various categories with a weighted average amortization life of approximately 11 years. Amortization of intangible assets amounted to $1.1 billion and $993 million in the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, and are recorded in earnings, as relevant, under cost of sales and selling and marketing expenses, depending on the nature of the asset.

Whenever impairment indicators are identified for definite life intangible assets, Teva reconsiders the asset’s estimated life, calculates the undiscounted value of the asset’s or asset group’s cash flows by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams and compares such value against the asset’s or asset group’s carrying amount. If the carrying amount is greater, Teva records an impairment loss for the excess of book value over fair value based on the discounted cash flows.

The more significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets include all assumptions associated with forecasting product profitability, including sales and cost to sell projections, research and development expenditure for ongoing support of product rights or continued development of IPR&D, estimated useful lives and IPR&D expected launch dates. Additionally, for IPR&D assets the risk of failure has been factored into the fair value measure.

Impairment of identifiable intangible assets amounted to $409 million and $589 million in the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, and are recorded in earnings under impairments, restructuring and others. See note 14.

Additional reductions to research and development intangibles relates to reclassification to product rights following regulatory approvals of generic products and impairments of assets due to development status, changes in projected launch date or changes in commercial projections related to products under development.

An amount of $1.3 billion was reclassified from IPR&D to product rights in connection with Austedo®, upon receipt of regulatory approval in the second quarter of 2017. In the third quarter of 2017, an additional amount of $1.7 billion was reclassified from IPR&D to product rights in connection with the regulatory approval of Austedo® for a second indication.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

NOTE 7 – Goodwill:

The changes in the carrying amount of goodwill for the period ended September 30, 2017 were as follows:

	Generics	Specialty	Other	Total
	(U.S. $ in millions)
Balance as of January 1, 2017	$32,863	$9,323	$2,223	$44,409

Changes during the period:
Goodwill impairment	(6,100)	—	—	(6,100)
Goodwill adjustments (1)	1,482	—	(560)	922
Goodwill reclassified to assets held for sale	—	(905)	—	(905)
Goodwill disposed	(7)	(24)	—	(31)
Translation differences	968	106	23	1,097

Balance as of September 30, 2017	$29,206	$8,500	$1,686	$39,392

(1)	Due to Actavis Generics and Rimsa measurement period adjustments. See note 3.

Following the acquisition of Actavis Generics, Teva conducted an analysis of its business segments, which resulted in a change to Teva’s segment reporting and goodwill assignment in the fourth quarter of 2016. Teva reallocated goodwill to its adjusted reporting units using a relative fair value approach.

Teva determines the fair value of its reporting units using a weighting of fair values derived from the income approach. The income approach is a forward-looking approach to estimating fair value and utilizes the 2017 remaining year forecast, projections for growth off that base with an associated price erosion as well as terminal growth rate. Within the income approach, the method that was used is the discounted cash flow method. Teva started with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then applied a discount rate to arrive at a net present value amount. Cash flow projections are based on Teva’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with country-specific characteristics.

Given certain developments in its businesses and especially the significant decline of its share price during the third quarter of 2017, Teva reassessed its cash flow projections for its reporting units as of September 30, 2017, focusing on its specialty reporting unit and its U.S. generics reporting unit. As part of this assessment, Teva considered the sensitivity of estimates and assumptions used in the latest projections and the sensitivity of changes to the prior projections on its June 30, 2017 impairment testing.

Specialty reporting unit

Teva adjusted its projections for its specialty reporting unit to reflect significant events that took place during and shortly after the third quarter of 2017, mainly the FDA approval of a generic version of Copaxone® and the subsequent launch at risk of a competing product in the U.S. market, as well as the unfavorable trial outcome for laquinimod and the favorable trial outcomes for Austedo® and fremanezumab. Teva reflected the expected implications of these developments in the cash flow projections and discounted the adjusted cash flow amounts by adding an additional risk premium of 1.5% to the weighted average cost of capital (“WACC”) of 6.8%, which Teva uses for most of its worldwide operations, reflecting the increased uncertainties in its specialty business.

The percentage difference between estimated fair value and estimated carrying value for the specialty reporting unit is 40%, following the impact of the above mentioned events.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

U.S. generics reporting unit

During the second quarter of 2017, Teva identified certain developments in the U.S. market, which negatively impacted Teva’s outlook for its U.S. generics business. These developments included: (i) additional pricing pressure in the U.S. market as a result of customer consolidation into larger buying groups to extract further price reductions; (ii) accelerated FDA approval of additional generic versions of off-patent medicines, resulting in increased competition for these products; and (iii) delays in new launches of certain of Teva’s generic products. These developments caused Teva to revisit its assumptions supporting the cash flow projections for its U.S. generics reporting unit, including: (i) expected price erosion and certain revenue growth assumptions; (ii) the associated operating profit margins; and (iii) the terminal growth rate of its U.S. generics reporting unit.

In determining the discounted cash flow of Teva’s U.S. generics reporting unit, Teva used the following key assumptions: Teva expects revenue and operating profits to continue to decline in the next two years, as its ability to successfully launch new generic products is not expected to offset or exceed the price and volume erosion for its existing portfolio prior to 2020, following which time, in 2020 and 2021, Teva expects to return to moderate growth. Teva assumes a terminal growth rate of 2% for the coming years, in line with recent general outlook for the U.S. generics market. The resulting cash flow amounts were discounted using a WACC of 6.8%, which Teva uses for most of its worldwide operations, except for the specialty reporting unit, as described above. If Teva holds all other assumptions constant, a reduction in the terminal growth rate by 0.1% or an increase in discount rate by 0.1% would each result in an additional impairment of approximately $450 million.

Based on the revised discounted cash flows analysis, Teva recorded a goodwill impairment charge of $6.1 billion related to its U.S. generics reporting unit in the second quarter of 2017. The remaining goodwill allocated to this reporting unit amounted to $15.5 billion as of June 30, 2017, and remained unchanged as of September 30, 2017.

As of September 30, 2017, Teva adjusted the projections for its U.S. generics reporting unit to reflect favorable events, partially offset by further increased pressure in the U.S. generics market. Teva believes that risks are appropriately reflected in the cash flow projections and therefore no risk premium is required to the discount rate of 6.8%. The adjustments to the projections resulted in a slight increase of the fair value over carrying value with a percentage difference of 1%. Goodwill allocated to this reporting unit remained unchanged as of September 30, 2017.

Other reporting units

Teva concluded that, other than the impact of the events described above in connection with the specialty and U.S. generics reporting units, no additional events occurred or circumstances changed during the three months ended September 30, 2017, which would indicate that the fair value of any reporting unit may be below its carrying value. As the facts and circumstances had not materially changed since the date of the previous impairment test, Teva concluded that the carrying value of each of the reporting units continues to be in excess of its fair value. However, following the 2016 goodwill impairment, the carrying value of the Rimsa reporting unit equals its fair value. The remaining goodwill allocated to this reporting unit was approximately $1 billion as of September 30, 2017. See note 3 for further discussion. In addition, with regards to Teva’s other activities, which are comprised of its distribution and medical device businesses, a hypothetical decrease in the fair value of approximately 6% could trigger a potential impairment of its goodwill.

For Teva’s other reporting units, the percentage difference between estimated fair value and estimated carrying value, as of September 30, 2017, ranged between 32% for Teva’s European generics reporting unit and 40% for the ROW generics reporting unit. In determining the fair value of these reporting units, Teva used a discounted cash flow analysis and applied the following key assumptions: expected revenue growth and operating profit margins including an estimate for price erosion and discount rate, among others.

If market conditions continue to deteriorate, or if Teva is unable to execute its strategies, it may be necessary to record further impairment charges in the future.

For all of Teva’s business units, the new President and Chief Executive Officer may make changes to any of the current strategies, which may affect the assumptions. Any change in key assumptions may potentially result in additional impairment charges on goodwill.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Teva’s management has reflected recent developments in its goodwill impairment analysis and has assessed Teva’s fair value (net of debt) to be higher than its equity value of $30.3 billion and significantly higher than its market capitalization of $17.9 billion, as of September 30, 2017. As of June 30, 2017, equity value was $29.6 billion and market capitalization was $33.7 billion. Management believes that its fair value assessment is reasonable and reflects business conditions and current plans. The current market capitalization is influenced by industry circumstances as well as uncertainties specific to Teva. Teva believes that short-term fluctuations in its share prices may not necessarily reflect underlying values. Management will continue to monitor business conditions and will also consider the length and severity of the market capitalization decline and the reasons for the decline when assessing whether goodwill impairment exists.

NOTE 8 – Earnings (loss) per share:

Basic earnings and loss per share are computed by dividing net results attributable to Teva’s ordinary shareholders by the weighted average number of ordinary shares outstanding (including fully vested restricted share units (“RSUs”)) during the period, net of treasury shares.

In computing diluted earnings per share for the three and nine months ended September 30, 2016, basic earnings per share were adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, using the treasury stock method.

Additionally, for the three and nine months ended September 30, 2016, the mandatory convertible preferred shares amounting to 59.4 million and 59.2 million weighted average shares, respectively and the accrued dividend to preferred shares amounting to $64 million and $196 million, respectively, had an anti-dilutive effect on earnings per share and were therefore excluded from the outstanding shares calculation.

In computing diluted earnings per share for the three months ended September 30, 2017, basic earnings per share were adjusted to take into account the potential dilution that could occur upon the exercise of employee stock options and non-vested RSUs granted under employee stock compensation plans, using the treasury stock method.

In computing loss per share for the nine months ended September 30, 2017, the assumed exercise of employee stock options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, had an anti-dilutive effect on loss per share and were therefore excluded from the outstanding shares calculation.

Additionally, for the three and nine months ended September 30, 2017, the mandatory convertible preferred shares amounting to 59.4 million weighted average shares and the accrued dividend to preferred shares amounting to $65 million and $195 million, respectively, had an anti-dilutive effect on loss per share and were therefore excluded from the outstanding shares calculation.

NOTE 9 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors, when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title, risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, prompt pay discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, as well as other promotional items, such as shelf stock adjustments, are included in sales reserves and allowances (“SR&A”) under “current liabilities.” These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience, expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues from licensees, sales of licensed products and technology are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	September 30,	December 31,
	2017	2016
	U.S. $ in millions
Rebates	$3,067	$3,482
Medicaid	1,908	1,729
Chargebacks	1,647	1,584
Returns	793	844
Other	247	200

	$7,662	$7,839

NOTE 10 – Equity:

Accumulated other comprehensive income (loss)

The components of, and changes within, accumulated other comprehensive income (loss) attributable to Teva are presented in the table below:

	Net Unrealized Gains/(Losses)			Benefit Plans
	Foreign currency translation adjustments	Available-for -sale securities	Derivative financial instruments	Actuarial gains/(losses) and prior service (costs)/credits	Total
Balance as of December 31, 2016	$(2,769)	$(7)	$(302)	$(81)	$(3,159)

Other comprehensive income (loss) before reclassifications	1,124	56	(138)	(9)	1,033
Amounts reclassified to the statements of income	(52)	(41)	20	2	(71)

Net other comprehensive income (loss) before tax	1,072	15	(118)	(7)	962
Corresponding income tax	—	5	—	(5)	—

Net other comprehensive income (loss) after tax*	1,072	20	(118)	(12)	962

Balance as of September 30, 2017	$(1,697)	$13	$(420)	$(93)	$(2,197)

* Amounts do not include foreign currency translation adjustments attributable to non-controlling interests of $64 million gain.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

	Net Unrealized Gains/(Losses)			Benefit Plans
	Foreign currency translation adjustments	Available- for-sale securities	Derivative financial instruments	Actuarial gains/(losses) and prior service (costs)/credits	Total
Balance as of December 31, 2015	$(2,384)	$312	$175	$(58)	$(1,955)

Other comprehensive income (loss) before reclassifications	134	(438)	(517)	*	(821)
Amounts reclassified to the statements of income	3	97	7	*	107

Net other comprehensive income (loss) before tax	137	(341)	(510)	*	(714)
Corresponding income tax	(33)	(8)	—	4	(37)

Net other comprehensive income (loss) after tax**	104	(349)	(510)	4	(751)

Balance as of September 30, 2016	$(2,280)	$(37)	$(335)	$(54)	$(2,706)

*	Represents an amount less than $0.5 million.
**	Amounts do not include foreign currency translation adjustments attributable to non-controlling interests of $182 million gain.

NOTE 11 – Debt obligations:

a.	Short-term debt:

	Weighted average interest rate as of September 30, 2017	Maturity		September 30, 2017	December 31, 2016
				(U.S. $ in millions)
Term loan JPY 28.3 billion	JPY LIBOR+0.25%	2018		$251	$—
Term loan JPY 6.7 billion	JPY LIBOR+0.4%	2018		60	—
Bank facilities	11.76%	2017		2	15
Convertible debentures	0.25%	2026	*	514	514
Revolving credit facility	LIBOR+1.1375%	2017		—	1,240
Term loan JPY 8.0 billion	JPY LIBOR+0.223%	2017		—	68
Term loan GBP 510 million	GBP LIBOR+0.7%	2017		—	629
Current maturities of long-term liabilities				1,904	810

Total short term debt				$2,731	$3,276

*	Net-share settlement feature exercisable at any time.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

b. Senior notes and loans:

Long-term debt includes the following:

	Weighted average interest rate as of September 30, 2017	Maturity	September 30, 2017	December 31, 2016
			(U.S. $ in millions)
Senior notes EUR 1,750 million	0.38%	2020	$2,062	$1,834
Senior notes EUR 1,500 million	1.13%	2024	1,760	1,566
Senior notes EUR 1,300 million	1.25%	2023	1,526	1,357
Senior notes EUR 1,000 million	2.88%	2019	1,181	1,050
Senior notes EUR 750 million	1.63%	2028	877	780
Senior notes EUR 700 million	1.88%	2027	824	733
Senior notes USD 3,500 million	3.15%	2026	3,492	3,491
Senior notes USD 3,000 million	2.20%	2021	2,996	2,995
Senior notes USD 3,000 million	2.80%	2023	2,992	2,991
Senior notes USD 2,000 million	1.70%	2019	2,000	2,000
Senior notes USD 2,000 million	4.10%	2046	1,984	1,984
Senior notes USD 1,500 million	1.40%	2018	1,499	1,498
Senior notes USD 844 million	2.95%	2022	865	868
Senior notes USD 789 million	6.15%	2036	781	781
Senior notes USD 700 million	2.25%	2020	700	700
Senior notes USD 613 million	3.65%	2021	624	626
Senior notes USD 588 million	3.65%	2021	587	587
Senior notes CHF 450 million	1.50%	2018	465	442
Senior notes CHF 350 million	0.50%	2022	362	344
Senior notes CHF 350 million	1.00%	2025	362	345
Senior notes CHF 300 million	0.13%	2018	310	295
Fair value hedge accounting adjustments			*	(2)

Total senior notes			28,249	27,265
Term loan USD 2.5 billion	LIBOR +1.1375%	2018	2,500	2,500
Term loan USD 2.5 billion	LIBOR +1.5%	2017-2020	2,080	2,500
Term loan JPY 65 billion	0.99%	2017	—	560
Term loan JPY 58.5 billion	JPY LIBOR+0.55%	2022	520	—
Term loan JPY 35 billion	1.42%	2019	311	299
Term loan JPY 35 billion	JPY LIBOR +0.3%	2018	311	299

Total loans			5,722	6,158
Debentures USD 15 million	7.20%	2018	15	15
Other	7.69%	2026	6	9

Total debentures and others			21	24

Less current maturities			(1,904)	(810)
Derivative instruments			*	2
Less debt issuance costs			(117)	(115)

Total long-term debt			$31,971	$32,524

*	Represents an amount less than $0.5 million

Certain of Teva’s loan agreements contain restrictive covenants, including the requirement to maintain compliance with a net debt to EBITDA ratio, which becomes more restrictive over time. Approximately $6 billion of debt is subject to such covenants and, under specified circumstances, including non-compliance with such covenants and the unavailability of any waiver, amendment or other modification thereto and the expiration of any applicable grace period thereto, substantially all other debt could be negatively impacted by non-compliance with such covenants.

In September 2017, Teva amended certain terms of these loan agreements, including increasing the maximum permitted net debt to EBITDA ratio. As of September 30, 2017, Teva was in compliance with all applicable financial ratios and expects that it will continue to have sufficient cash resources to support its debt service payments and all other financial obligations for the foreseeable future. However, Teva may experience lower than required cash flows to continue to maintain compliance with its net debt to EBITDA ratio covenant within the next twelve months. Teva believes it will be able to renegotiate and amend the covenants, or refinance the debt with different repayment terms to address such situation as circumstances warrant.

Although Teva has been successful in the past in obtaining financing and renegotiating debt covenants at commercially acceptable terms, there are no guarantees it will be able to do so in the future. If such efforts could not be successfully completed on commercially acceptable terms, Teva may curtail additional planned spending, may divest additional assets and/or may suspend dividends in order to generate enough cash to meet its debt requirements and all other financial obligations.

NOTE 12 – Fair value measurement:

Teva’s financial instruments consist mainly of cash and cash equivalents, investment in securities, current and non-current receivables, short-term debt, current and non-current payables, contingent consideration, senior notes and loans, convertible senior debentures and derivatives.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

The fair value of the financial instruments included in working capital and non-current receivables and payables approximates their carrying value. The fair value of term loans and bank facilities mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

a. Financial instruments measured at fair value

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Financial items carried at fair value as of September 30, 2017 and December 31, 2016 are classified in the tables below in one of the three categories described above:

	September 30, 2017
	Level 1	Level 2	Level 3	Total
	(U.S. $ in millions)
Cash and cash equivalents:
Money markets	$1	$—	$—	$1
Cash, deposits and other	679	—	—	679
Investment in securities:
Equity securities	147	—	—	147
Other, mainly debt securities	13	—	19	32
Derivatives:
Asset derivatives - options and forward contracts	—	25	—	25
Asset derivatives - cross currency swaps	—	37	—	37
Liabilities derivatives - options and forward contracts	—	(15)	—	(15)
Liabilities derivatives - interest rate and cross currency swaps	—	(79)	—	(79)
Contingent consideration*	—	—	(809)	(809)

Total	$840	$(32)	$(790)	$18

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(U.S. $ in millions)
Cash and cash equivalents:
Money markets	$24	$—	$—	$24
Cash, deposits and other	964	—	—	964
Investment in securities:
Equity securities	842	—	—	842
Structured investment vehicles	—	89	—	89
Other, mainly debt securities	14	—	17	31
Derivatives:
Asset derivatives - options and forward contracts	—	10	—	10
Asset derivatives - cross-currency swaps	—	88	—	88
Liability derivatives - options and forward contracts	—	(17)	—	(17)
Liability derivatives - interest rate swaps	—	(2)	—	(2)
Contingent consideration*	—	—	(828)	(828)

Total	$1,844	$168	$(811)	$1,201

*	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions.

Teva determined the fair value of the liability for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success for product candidates including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe and the risk adjusted discount rate for fair value measurement.

The contingent consideration is evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	Nine months ended September 30, 2017	Year ended December 31, 2016
	(U.S. $ in millions)
Fair value at the beginning of the period	$(811)	$(811)
Investment in debt securities	—	16
Translation differences	(25)	18
Additional contingent consideration resulting from:
Actavis Generics transaction	—	(302)
Adjustments to provisions for contingent consideration:
Actavis Generics transaction	(27)	—
Labrys transaction	(39)	(6)
Eagle transaction	(112)	(179)
MicroDose transaction	—	(8)
Cephalon transaction	(1)	(12)
Nupathe transaction	—	122
Settlement of contingent consideration:
Labrys transaction	101	25
Eagle transaction	124	115
Cephalon transaction	—	205
Gecko transaction	—	6

Fair value at the end of the period	$(790)	$(811)

b. Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value mostly consist of senior notes and convertible senior debentures and are presented in the table below in terms of fair value:

	Estimated fair value*
	September 30,	December 31,
	2017	2016
	(U.S. $ in millions)
Senior notes included under long-term liabilities	$25,430	$26,456
Senior notes and convertible senior debentures included under short-term debt	2,268	569

Total	$27,698	$27,025

*	The fair value was estimated based on quoted market prices, where available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

c. Investment in securities

The fair value, amortized cost and gross unrealized holding gains and losses of such securities are presented in the table below:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	(U.S. $ in millions)
September 30, 2017	$180	$164	$36	$20
December 31, 2016	$986	$985	$44	$43

NOTE 13 – Derivative instruments and hedging activities:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	September 30,	December 31,
	2017	2016
	(U.S. $ in millions)
Cross-currency swap—cash flow hedge	$588	$588
Cross-currency swap—net investment hedge	1,000	—
Interest rate swap—fair value hedge	500	500

The following table summarizes the classification and fair values of derivative instruments:
	Fair value
	Designated as hedging instruments		Not designated as hedging instruments
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Reported under	(U.S. $ in millions)
Asset derivatives:
Other current assets:
Option and forward contracts	$—	$—	$25	$10
Other non-current assets:
Cross-currency swaps—cash flow hedge	37	88	—	—
Liability derivatives:
Other current liabilities:
Option and forward contracts	—	—	(15)	(17)
Other taxes and long-term liabilities:
Cross-currency swaps—net investment hedge	(79)		—	—
Senior notes and loans:
Interest rate swaps—fair value hedge	*	(2)	—	—

*	Represents an amount less than $0.5 million

Derivatives on foreign exchange contracts mainly hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $72 million and gains of $10 million were recognized under financial expenses, net for the nine months ended September 30, 2017 and 2016, respectively, and losses of $14 million and gains of $29 million were recognized under financial expenses, net for the three months ended September 30, 2017 and 2016, respectively. Such losses and gains offset the revaluation of the balance sheet items which is also recorded under financial expenses, net.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

With respect to the interest rate and cross-currency swap agreements, gains of $4 million and $14 million were recognized under financial expenses, net for the nine months ended September 30, 2017 and 2016, respectively, and gains of $1 million and $5 million were recognized under financial expenses, net for the three months ended September 30, 2017 and 2016, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

Commencing in the third quarter of 2015, Teva entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of the U.S. dollar debt issuance in July 2016 (in connection with the closing of the Actavis Generics acquisition).

Certain of the forward starting interest rate swaps and treasury lock agreements matured during the first half of 2016. In July 2016, Teva terminated the remaining forward starting interest rate swaps and treasury lock agreements. The termination of these transactions resulted in a loss position of $493 million, of which $242 million were settled on October 7, 2016 and the remaining amount was settled in January 2017. The change in fair value of these instruments recorded as part of other comprehensive income will be amortized under financial expenses, net over the life of the debt.

With respect to the forward starting interest rate swaps and treasury lock agreements, losses of $20 million and $5 million were recognized under financial expenses, net for the nine months ended September 30, 2017 and 2016, respectively, and losses of $7 million and $5 million were recognized under financial expenses, net for the three months ended September 30, 2017 and 2016, respectively. Such losses mainly reflect the differences between the hedged interest rate and the actual interest rate on the U.S. dollar debt issuance date in July 2016.

In the third quarter of 2016, Teva terminated interest rate swap agreements designated as fair value hedge relating to certain senior notes. Settlement of these transactions resulted in a gain position of $41 million. The fair value hedge accounting adjustments of these instruments recorded under senior notes and loans, will be amortized under financial expenses, net over the life of the debt. With respect to these terminated interest rate swap agreements, gains of $5 million were recognized under financial expenses, net for the nine months ended September 30, 2017 and gains of $2 million were recognized under financial expenses, net for the three months ended September 30, 2017.

In the fourth quarter of 2016, Teva entered into an interest rate swap agreement designated as fair value hedge relating to its 2.8% senior notes due 2023 with respect to $500 million notional amount of outstanding debt.

In each of the first and second quarters of 2017, Teva entered into a cross currency swap agreement maturing in 2020 with a notional amount of $500 million. These cross currency swaps were designated as a net investment hedge of Teva’s euro denominated net assets, in order to reduce the risk of adverse exchange rate fluctuations. The effective portion of the hedge will be determined by looking into changes in spot exchange rate. The change in fair value of the cross currency swap attributable to changes other than those due to fluctuations in the spot exchange rate are excluded from the assessment of hedge effectiveness and are reported directly in the statement of income. With respect to these cross currency swap agreements, gains of $8 million were recognized under financial expenses, net for the nine months ended September 30, 2017 and gains of $4 million were recognized under financial expenses, net for the three months ended September 30, 2017.

Venezuela

Teva’s operations in Venezuela are increasingly challenged due to instability there. Teva adjusted the exchange rates that it uses for the Venezuelan bolivar twice during 2016. In February 2017 and again in May 2017, Teva further updated the applicable exchange rate to 380 and 640 bolivar per dollar, respectively. In the third quarter of 2017, Teva updated the applicable exchange rate to the DICOM rate of 3,345 bolivar per dollar, which is not materially different from the blended rate that would have been used instead of the DICOM rate. Teva is exposed to a potential impairment of its net monetary balance sheet items in Venezuela as it continues to adjust the exchange rate that it uses. As of September 30, 2017, Teva’s net monetary balance sheet items in Venezuela amounted to approximately negative $39 million, including approximately $7 million in cash. In addition, remittance of cash outside of Venezuela is limited. Teva is also exposed to a potential negative impact on its revenues and profits in Venezuela, including due to capital controls and the difficulty of maintaining inventory for sale.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Teva continues to assess the effectiveness of its control over its operations in Venezuela, based on the country’s political and economic conditions, which may impact Teva’s ability to manage its Venezuelan business. Teva continues to monitor its effective control of this business and may deconsolidate it from its financial statements if control is deemed to have been lost, which may result in an additional loss of approximately $400 million, of which $330 million is a result of reclassification of currency translation adjustments from accumulated other comprehensive income to the statement of income.

NOTE 14 – Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(U.S. $ in millions)
Restructuring expenses	$72	$115	$300	$154
Integration expenses	20	42	68	83
Contingent consideration	18	34	179	85
Impairments of long-lived assets	408	29	564	614
Capital loss from currency translation	—	—	52	—
Acquisition expenses	11	43	19	101
Other	21	(673)	27	(616)

Total	$550	$(410)	$1,209	$421

Restructuring expenses of $72 million were incurred in the third quarter of 2017, following the integration of Actavis Generics and other efficiency measures. Further integration and other efficiency initiatives may drive additional restructuring expenses throughout the year.

Following FDA actions in 2016, Teva voluntarily discontinued all manufacturing activities at its facility in Godollo, Hungary, in order to assess and remediate quality concerns and in the second quarter of 2017, Teva decided to divest or close this facility. Teva recorded an impairment of $80 million during the fourth quarter of 2016, $68 million in the second quarter of 2017 and $5 million in the third quarter of 2017 with respect to this site. Property, plant and equipment balances for this site as of September 30, 2017 amounted to approximately $11 million. Other impairments relate to product rights and research and development assets primarily related to the Actavis Generics acquisition.

Following an FDA audit of Teva’s active pharmaceutical ingredient (“API”) production facility in China in September 2016, Teva received a warning letter from the FDA in April 2017. Teva has undertaken corrective actions to address both the specific concerns raised by investigators as well as the underlying causes of those concerns and resumed shipments from this facility in May 2017. Teva has requested that the FDA conduct a follow-up inspection to close the warning letter.

NOTE 15 – Legal settlements and loss contingencies:

Legal settlements and loss contingencies for the nine months ended September 30, 2017 amounted to $324 million, compared to $674 million for the nine months ended September 30, 2016. As of September 30, 2017 and December 31, 2016, an accrued amount for legal settlements and loss contingencies of $1.1 billion and $1.5 billion, respectively, was recorded in accrued expenses.

NOTE 16 – Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva generally believes that it has meritorious defenses to the actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to matters disclosed in this note.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of the cases described below, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flows in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Among other things, Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. Except as otherwise noted, all third party sales figures given below are based on IMS data.

Intellectual Property Litigation

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva, which could be material to its results of operations and cash flows in a given period.

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would generally be calculated based on the sales of Teva’s generic product. The amount of lost profits would generally be based on the lost sales of the branded product. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe, where Teva has in recent years increased the number of launches of its generic versions of branded pharmaceuticals prior to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In December 2012, Endo International (“Endo”) sued Actavis Inc. and Actavis South Atlantic LLC (collectively “Actavis”), subsidiaries of Teva, in New York federal court for infringement of patents expiring in 2023 (the “Endo Patents”). The lawsuit followed the launch by Actavis of its 7.5 mg and 15 mg oxymorphone extended-release tablets, which were the AB-rated generic versions of the original formulation of Endo’s Opana® ER. According to Endo’s annual report, Opana® ER had net sales of approximately $299 million for the twelve months ended December 31, 2012. In September 2013, Actavis launched additional strengths of its product. In August 2015, the court found two of the Endo Patents valid and infringed, and on April 29, 2016, enjoined Actavis from selling its oxymorphone ER products. Actavis has appealed these rulings. In addition, in November 2014, Endo and Mallinckrodt sued Actavis in Delaware federal court, alleging that sales of the Actavis oxymorphone ER products infringe another patent that expires in 2029, which Endo had licensed from Mallinckrodt (the “Mallinckrodt Patent”). Trial in that case took place in February 2017, and in August 2017, the Delaware court issued a decision finding the Mallinckrodt Patent valid and infringed. Actavis is appealing this ruling as well. On August 17, 2017, Actavis, Endo, and Mallinckrodt entered into a partial settlement agreement, which resolved any damages claim arising from Actavis’ past sales. However, Actavis’ appeals of the findings of validity and infringement of the Endo Patents and the Mallinckrodt Patent remain pending. A provision has been included in the financial statements for this matter.

In July 2014, GlaxoSmithKline (“GSK”) sued Teva in Delaware federal court for infringement of a patent expiring in June 2015 directed to using carvedilol in a specified manner to decrease the risk of mortality in patients with congestive heart failure. Teva and eight other generic producers began selling their carvedilol tablets (the generic version of GSK’s Coreg®) in September 2007. Teva vigorously disputed GSK’s claims on the merits and also disputed the amount and nature of GSK’s alleged damages. A seven-day jury trial began on June 12, 2017. On June 20, 2017, the jury returned a verdict in GSK’s favor finding Teva liable for induced infringement, including willful infringement, and assessing damages of $235.5 million, not including pre- or post-judgment interest. Teva has filed post-trial motions for judgment as a matter of law asking the court to overturn the jury verdict on inducement, invalidity, and the award of lost profits damages, and GSK has filed post-trial motions asking the court to increase the damages amount in light of the willful infringement finding and to set the interest rate(s) to be applied to the total damages amount. A hearing on post-trial motions was held on October 26, 2017, and the parties await the judge’s ruling on the motions. At a later date, a separate bench trial will be held by the court to address Teva’s legal and equitable defenses, which could either bar or limit GSK’s claims and damages. Depending on the outcome of such trial, Teva may decide to appeal. Even if Teva is found liable for infringement, Teva would be permitted to continue selling its carvedilol products as the patent-in-suit has expired. A provision has been included in the financial statements for this matter.

In 2014, Teva Canada succeeded in its challenge of bortezomib (the generic equivalent of Velcade®) and mannitol ester patents under the Patented Medicines (Notice Of Compliance) Regulations (“PM(NOC)”). Teva commenced sales in the first quarter of 2015. At the time of Teva’s launch, annual sales of Velcade were approximately 94 million Canadian dollars. Teva commenced an action under Section 8 of PM(NOC) to recover damages for being kept off of the market during the PM(NOC) proceedings. Janssen and Millennium filed a counter claim for infringement of the same two patents as well as a patent covering a process to prepare bortezomib. Teva continues to believe the court was correct in its initial decision regarding the validity of the product and mannitol ester patents and in its position that the process patent is invalid and not infringed. Teva also disputes the amount and nature of Janssen and Millennium’s alleged damages. Were Janssen and Millennium ultimately to be successful in its allegations of patent infringement, Teva could be required to pay damages relating to past sales of its bortezomib product. The product patent expired in October 2017. If it is held to be valid, and the other patents are found to be invalid, Teva could continue to market its product. However, if the Court finds either of the other patents valid and infringed Teva would expect an injunction preventing Teva from continuing sales until the patent at issue expired.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains a program of insurance, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by its product liability insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of commercial insurance it desires, or any commercial insurance on reasonable terms, in all of its markets.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Teva and/or its subsidiaries, including Watson Laboratories, Inc. (“Watson”) and Actavis Elizabeth LLC (“Actavis Elizabeth”), have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the long-term use of metoclopramide (the generic form of Reglan®). The vast majority of the lawsuits are pending in mass tort proceedings in state court in California, Pennsylvania and New Jersey. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage.

In October 2015, Actavis Elizabeth reached an agreement in principle to resolve the vast majority of the cases pending against it. In January 2017, Teva and/or its other subsidiaries involved in the litigation also reached an agreement in principle to resolve the vast majority of the cases pending against them, subject to participation by a certain percentage of plaintiffs. A provision has been included in the financial statements for these matters.

Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market. Many of Teva’s patent challenges have resulted in litigation relating to Teva’s attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire.

Teva and its subsidiaries have increasingly been named as defendants in cases that allege antitrust violations arising from such settlement agreements. The plaintiffs in these cases, which are usually direct and indirect purchasers of pharmaceutical products, and often assert claims on behalf of classes of all direct and indirect purchasers, typically allege that (1) Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) significant savings could have been realized if there had been no settlement agreement and generic competition had commenced earlier. These class action cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been and disgorgement of profits, which are automatically trebled under the relevant statutes, plus attorneys’ fees and costs. The alleged damages generally depend on the size of the branded market and the length of the alleged delay, and can be substantial – potentially measured in multiples of the annual brand sales – particularly where the alleged delays are lengthy or branded drugs with annual sales in the billions of dollars are involved.

Teva believes that its settlement agreements are lawful and serve to increase competition, and has defended them vigorously. In Teva’s experience to date, these cases have typically settled for a fraction of the high end of the damages sought, although there can be no assurance that such outcomes will continue.

In June 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test has resulted in increased scrutiny of Teva’s patent settlements, additional action by the FTC and state and local authorities, and an increased risk of liability in Teva’s currently pending antitrust litigations.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the U.S. District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements entered into between Cephalon, Inc., now a Teva subsidiary (“Cephalon”), and various generic pharmaceutical companies in late 2005 and early 2006 to resolve patent litigation involving certain finished modafinil products (marketed as Provigil®) were unlawful because they had the effect of excluding generic competition. The case also alleges that Cephalon improperly asserted its Provigil® patent against the generic pharmaceutical companies. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon (the “Direct Purchaser Class”). Similar allegations were made in other complaints, including those filed on behalf of a proposed class of end payors of Provigil® (the “End Payor Class”), by certain individual end payors, by certain retail chain pharmacies and by Apotex, Inc. (collectively, these cases are referred to as the “Philadelphia Modafinil Action”). Separately, Apotex challenged Cephalon’s Provigil® patent, and in October 2011, the Court found the patent to be invalid and unenforceable based on inequitable conduct. This decision was affirmed on appeal in April 2013. Teva has either settled or reached agreements in principle to settle with all of the plaintiffs in the Philadelphia Modafinil Action. However, one of the end payors, United Healthcare Services, took the position that it is not bound by the settlement that was agreed to on its behalf and brought a separate action in Minnesota federal court, which has been transferred to the U.S. District Court for the Eastern District of Pennsylvania, where Teva has also filed suit to enforce the settlement. The suit to enforce the settlement has been scheduled for trial beginning on April 23, 2018.

Additionally, Cephalon and Teva have reached a settlement with 48 state attorneys general, which was approved by the court on November 7, 2016. Certain other claimants, including the State of California, have given notices of potential claims related to these settlement agreements. Teva has produced documents in response to two subpoenas issued by the California Attorney General’s office as part of its ongoing investigation of generic competition to Provigil®.

In May 2015, Cephalon entered into a consent decree with the FTC under which the FTC dismissed its claims against Cephalon in the FTC Modafinil Action in exchange for payment of $1.2 billion (less set-offs for prior settlements) by Cephalon and Teva into a settlement fund. Under the consent decree, Teva also agreed to certain injunctive relief with respect to the types of settlement agreements Teva may enter into to resolve patent litigation in the United States for a period of ten years. The settlement fund does not cover any judgments or settlements outside the United States.

Following an investigation initiated by the European Commission in April 2011 regarding a modafinil patent settlement in Europe, the Commission issued a Statement of Objections in July 2017 against both Cephalon and Teva alleging that the 2005 settlement agreement between the parties had the object and effect of hindering the entry of generic modafinil. Teva will submit its defense in writing and will also have the right to request an oral hearing before the Commission makes its final decision. The sales of modafinil in the European Economic Area during the last full year of the alleged infringement amounted to EUR 46.5 million.

In January 2009, the FTC and the State of California filed a lawsuit in California federal court alleging that a September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”) relating to AndroGel® 1% (testosterone gel) violated the antitrust laws. Additional lawsuits alleging similar claims were later filed by private plaintiffs (including plaintiffs purporting to represent classes of similarly situated claimants as well as direct purchaser plaintiffs filing separately), and the various actions were consolidated in a multidistrict litigation in Georgia federal court. Discovery in these actions is now closed, and the defendants filed various summary judgment motions on September 29, 2017. Annual sales of AndroGel® 1% at the time of the settlement were approximately $350 million, and annual sales of the AndroGel franchise (AndroGel® 1% and AndroGel® 1.62%) were approximately $140 million and $1.05 billion, respectively, at the time Actavis launched its generic version of AndroGel® 1% in November 2015.

Teva subsidiaries Barr Laboratories, Inc. (“Barr”) and The Rugby Group (“Rugby”) were sued in actions in California, Kansas and Florida state courts by plaintiffs alleging that a January 1997 patent litigation settlement agreement between Barr, Rugby (then a subsidiary of Sanofi Aventis) and Bayer Corporation concerning the antibiotic ciprofloxacin was anticompetitive and violated state antitrust and consumer protection laws. In addition, Rugby is also named as a defendant in a Tennessee action. All of the litigation relating to such patent litigation settlement agreement have either settled or are inactive. In the California case, the trial court granted defendants’ summary judgment motions, and in May 2015, the California Supreme Court reversed and remanded the case to the trial court for a rule of reason inquiry. On January 18, 2017, Barr agreed to settle with plaintiffs for $225 million and a provision has been included in the financial statements. On April 21, 2017, the court granted final approval of the settlement. Two class members who have objected to the settlement have filed an appeal of the court’s ruling granting final approval.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies in the United States District Court for the District of New Jersey. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. In October 2014, the court granted Teva’s motion to dismiss in the direct purchaser cases, after which the parties agreed that the court’s reasoning applied equally to the indirect purchaser cases. Plaintiffs appealed, and oral argument before the Third Circuit for the merits of the appeal was heard on May 19, 2017. On August 21, 2017, the Third Circuit reversed the district court’s decision and remanded for further proceedings. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GSK and Teva in New Jersey federal court for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the court dismissed the case. In January 2014, the court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal. In June 2015, the Third Circuit reversed and remanded for further proceedings. On February 19, 2016, Teva and GSK filed a petition for a writ of certiorari in the United States Supreme Court, which was denied on November 7, 2016. In the meantime, litigation resumed before the district court. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

In April 2013, purported classes of direct purchasers of, and end payors for, Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the U.S. District Court for the Eastern District of Pennsylvania. Throughout 2015 and in January 2016, several individual direct purchaser opt-out plaintiffs filed complaints with allegations nearly identical to those of the direct purchaser class. In October 2016, the District Attorney for Orange County, California, filed a similar complaint, which has since been amended, in California state court alleging violations of state law. Further proceedings are stayed pending resolution of Defendants’ petition for writ of mandate or prohibition filed with the Court of Appeal, Fourth Appellate District, which seeks an order vacating the decision of the Superior Court that denied Defendants’ motion to strike all claims for restitution and civil penalties to the extent they are not limited to alleged activity in Orange County. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

In November 2013, a putative class action was filed in Pennsylvania federal court against Actavis, Inc. and certain of its affiliates, alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals Inc. relating to Lidoderm® (lidocaine transdermal patches) violated the antitrust laws. Additional lawsuits containing similar allegations followed on behalf of other classes of putative direct purchaser and end-payer plaintiffs, and the cases have been consolidated as a multidistrict litigation in federal court in California. Defendants moved to dismiss, and in November 2014, the court granted the motions in part but denied them with respect to the claims under Section 1 of the Sherman Act. Plaintiffs then filed amended consolidated complaints in December 2014, and additional complaints have followed from retailers acting in their individual capacities. On February 21, 2017, the court granted both the indirect purchaser plaintiffs’ and the direct purchaser plaintiffs’ motions for class certification. Discovery in these cases is now closed, and the parties filed various motions for summary judgment and/or partial summary judgment, which have been fully briefed, in June and July, 2017. Trial is scheduled to commence on January 16, 2018. The FTC has also filed suit to challenge the Lidoderm® settlement, initially bringing antitrust claims against Watson, Endo, and Allergan in Pennsylvania federal court in March 2016. The FTC voluntarily dismissed those claims in October 2016, but in January 2017, it re-filed the claims, along with a stipulated order for permanent injunction, to settle its claims against Endo, in the same California federal court in which the private multidistrict litigation referenced above, is pending. On February 3, 2017, the State of California filed a complaint against Allergan and Watson, and that complaint has also been assigned to the California court presiding over the multidistrict litigation. After the FTC dismissed its claims in Pennsylvania, but before it re-filed them in California, Watson and Allergan filed suit against the FTC in the same Pennsylvania federal court where the agency had initially brought its lawsuit, seeking a declaratory judgment that the FTC’s claims are not authorized by statute, or, in the alternative, that the FTC does not have statutory authority to pursue a disgorgement remedy. That declaratory judgment action remains pending, and on March 28, 2017, the court in California stayed the FTC’s claims against Allergan and Watson pending there, and also ordered the State of California to stipulate to a stay of its claims against Allergan and Watson, pending the outcome of the declaratory judgment action in Pennsylvania. Annual sales of Lidoderm® at the time of the settlement were approximately $1.2 billion, and were approximately $1.4 billion at the time Actavis launched its generic version in September 2013.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Since November 2013, numerous lawsuits have been filed in various federal courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva subsidiaries. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the U.S. District Court for the District of Connecticut. Teva and BI’s motion to dismiss was denied in March 2015. On April 11, 2017, the Orange County District Attorney filed a complaint for violations of California’s Unfair Competition Law based on the Aggrenox® patent litigation settlement. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement and approximately $455 million at the time generic competition began in July 2015. Teva has reached a settlement with the putative class of direct purchasers. The settlement has been preliminarily approved by the Court. In addition, Teva has settled with the opt out direct purchaser plaintiffs and it has reached an agreement in principle with the end payor class plaintiffs. A provision has been included in the financial statements for this matter.

Since January 2014, numerous lawsuits have been filed in the U.S. District Court for the Southern District of New York by purported classes of end payors for and direct purchasers of ACTOS® and ACTO plus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva, Actavis and Watson. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. The motions to dismiss with respect to the end payor lawsuits against all defendants were granted in September 2015. In October 2015, the end payors filed a notice of appeal of this ruling, and on March 22, 2016, a stipulation was filed dismissing Teva and the other generic defendants from the appeal. On February 8, 2017, the Court of Appeals for the Second Circuit affirmed the dismissal in part and vacated and remanded the dismissal in part with respect to the claims against Takeda. The direct purchasers’ case was stayed pending resolution of the appeal in the end payor matter, and they have amended their complaint for a second time after the Second Circuit’s decision. Defendants had moved to dismiss the direct purchasers’ original complaint and supplemental briefing on that motion based on the new allegations in the amended complaint was completed on June 29, 2017. At the time of the settlement, annual sales of ACTOS® were approximately $3.7 billion and annual sales of ACTO plus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of ACTOS® were approximately $2.8 billion and annual sales of ACTO plus Met® were approximately $430 million.

In June 2014, two groups of end payors sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, in the Philadelphia Court of Common Pleas for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation (the “Philadelphia Esomeprazole Actions”). These end payors had opted out of a class action that was filed in the Massachusetts federal court in September 2012 and resulted in a jury verdict in December 2014 in favor of AstraZeneca and Ranbaxy (the “Massachusetts Action”). Prior to the jury verdict, Teva settled with all plaintiffs in the Massachusetts Action for $24 million. The allegations in the Philadelphia Esomeprazole Actions are nearly identical to those in the Massachusetts Action. The Philadelphia Esomeprazole Actions were stayed pending resolution of the Massachusetts Action, which was on appeal to the First Circuit with respect to the claims against the non-settling defendants AstraZeneca and Ranbaxy. On November 21, 2016, the First Circuit affirmed the district court’s judgment in favor of AstraZeneca and Ranbaxy, and the plaintiffs’ petitions for rehearing and rehearing en banc were denied on January 10, 2017.

In September 2014, the FTC sued AbbVie Inc. and certain of its affiliates (“AbbVie”) and Teva in the U.S. District Court for the Eastern District of Pennsylvania alleging that they violated the antitrust laws when they entered into a settlement agreement to resolve the AndroGel® patent litigation and a supply agreement under which AbbVie would supply authorized generic product for TriCor® to Teva. The FTC alleges that Teva agreed to delay the entry of its generic testosterone gel product in exchange for entering into the TriCor supply agreement. In May 2015, the court granted Teva’s motion to dismiss the FTC’s claim as to Teva. The FTC’s motions for reconsideration and for entry of partial final judgment to permit an immediate appeal were denied, so the FTC cannot appeal the dismissal until its claims against AbbVie are resolved. The Court granted the FTC’s summary judgment motion that AbbVie’s patent infringement lawsuit against Teva in the AndroGel patent litigation was objectively baseless. The trial for the FTC’s case against AbbVie is scheduled to commence on February 7, 2018.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Since May 2015, two lawsuits have been filed in the U.S. District Court for the Southern District of New York by a purported class of direct purchasers of, and a purported class of end payors for, Namenda IR® (memantine hydrochloride) against Forest Laboratories, LLC (“Forest”) and Actavis PLC, the innovator, and several generic manufacturers, including Teva. Teva is only a defendant in the end payor case and defendants moved to dismiss the claims made by the end payors. The lawsuits allege, among other things, that the settlement agreements between Forest and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Forest in November 2009. On September 13, 2016, the court denied defendants’ motions to dismiss, but stayed the cases with respect to the claims brought under state law, which are the only claims asserted against Teva. Annual sales of Namenda IR® at the time of the settlement were approximately $1.1 billion, and are currently approximately $1.4 billion.

On March 8, 2016 and April 11, 2016, certain Actavis subsidiaries in the United Kingdom, including Auden Mckenzie Holdings Limited, received notices from the U.K. Competition and Markets Authority (“CMA”) that it had launched formal investigations under Section 25 of the Competition Act of 1998 (“Competition Act”) into suspected breaches of competition law in connection with the supply of 10mg and 20mg hydrocortisone tablets. On December 16, 2016, the CMA issued a statement of objections (a provisional finding of infringement of the Competition Act) in respect of certain allegations against Actavis UK and Allergan, which was later reissued to include certain Auden Mckenzie entities. Actavis UK submitted a response, and an oral hearing was held. On March 3, 2017, the CMA issued a second statement of objection in respect of certain additional allegations (relating to the same products and covering part of the same time period as for the first statement of objections) against Actavis UK, Allergan, and a number of other companies, which was later reissued to include certain Auden Mckenzie entities. On January 9, 2017, Teva completed the sale of Actavis UK to Accord Healthcare Limited, pursuant to which Teva will indemnify Accord for fines imposed by the CMA and/or damages awarded by a court on Actavis UK as a result of the investigations in respect of conduct prior to the closing date of the sale. In the event of any such fines or damages, Teva expects to assert claims, including claims for breach of warranty, against the sellers of Auden Mckenzie. The terms of the purchase agreement may preclude a full recovery by Teva. A liability for this matter has been recorded in purchase accounting related to the acquisition of Actavis Generics. Allergan and Teva have notified each other of respective claims for indemnity pursuant to the Master Purchase Agreement, dated as of July 26, 2015, for losses arising from an investigation by the CMA. Teva and Allergan have each rejected the other’s demands for indemnification for the CMA investigation. See note 3.

In November 2016, three putative indirect purchaser class actions were filed in federal courts in Wisconsin, Massachusetts and Florida against Shire U.S., Inc. and Shire LLC (collectively, “Shire”) and Actavis, alleging that Shire’s 2013 patent litigation settlement with Actavis related to the ADHD drug Intuniv® (guanfacine) violated various state consumer protection and antitrust laws. On December 30, 2016 and January 11, 2017, two additional similar actions were filed, also in Massachusetts federal court, against Shire and Actavis or Teva (as successor to Actavis) by putative classes of direct purchaser plaintiffs. All five cases are now in Massachusetts federal court, and on March 10, 2017, both the indirect purchaser plaintiffs and the direct purchaser plaintiffs filed consolidated amended complaints. Annual sales of Intuniv® were approximately $335 million at the time of the settlement, and approximately $327 million at the time generic competition began in 2014.

Government Investigations and Litigation Relating to Pricing and Marketing

Teva is involved in government investigations and litigation arising from the marketing and promotion of its specialty pharmaceutical products in the United States. Many of these investigations originate through what are known as qui tam complaints, in which the government reviews a complaint filed under seal by a whistleblower (a “relator”) that alleges violations of the federal False Claims Act. The government considers whether to investigate the allegations and will, in many cases, issue subpoenas requesting documents and other information, including conducting witness interviews. The government must decide whether to intervene and pursue the claims as the plaintiff. Once a decision is made by the government, the complaint is unsealed. If the government decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

A number of state attorneys general have filed various actions against Teva and/or certain of its subsidiaries, including certain Actavis subsidiaries, relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Teva and its subsidiaries have reached settlements in most of these cases, and remain parties to active litigation in Illinois. The Actavis subsidiaries remain parties to active litigation in Illinois, Utah and Mississippi. A provision for the cases has been included in the financial statements. Trial in the Illinois case against Teva concluded in the fourth quarter of 2013, and post-trial briefing was submitted. On June 28, 2017, after several years, the court issued a Memorandum Order After Trial finding liability against Teva, but reserved its decision on damages. The court is expected to order additional process on the issue of damages. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability and sought reconsideration of the court’s June 28, 2017 order, which was denied. Teva will continue to argue that any damages and penalties should be significantly less than the amount sought by the state. In August 2013, in the Mississippi case against Watson, the court ruled in favor of the state, awarding $12.4 million in compensatory damages and civil penalties. In March 2014, the court awarded the state an additional $17.9 million in punitive damages. A provision for these amounts has been included in the financial statements. Watson is appealing both the original and the punitive damage awards. In Utah, claims against Watson that were dismissed in their entirety by the trial court are now on appeal.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the U.S. District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries (including Actavis), violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI (Drug Efficacy Study Implementation) products that were allegedly ineligible for reimbursement. The U.S. Department of Justice (“DOJ”) declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted in February 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

In March 2013, a federal False Claims Act complaint filed against Cephalon in the U.S. District Court for the Southern District of New York was unsealed. The case was transferred to the Eastern District of Pennsylvania. The complaint alleges off-label promotion of Treanda® and Fentora®. The court granted Cephalon’s motion to dismiss the Fentora® claims and denied Cephalon’s motion to dismiss the Treanda® claims. In January 2014, a separate federal False Claims Act complaint that had been filed in the U.S. District Court for the Eastern District of Pennsylvania was served on Cephalon. The complaint alleges off-label promotion of Fentora®, Nuvigil® and Provigil®. The court dismissed the Fentora® claims and denied Cephalon’s motion to dismiss the Provigil® and Nuvigil® claims. In August 2015, Cephalon submitted a motion to modify the court’s order denying its motion to dismiss the relators’ Provigil® claims. In February 2016, the court granted Cephalon’s motion for judgment on the pleadings as to Provigil® claims that allegedly occurred prior to February 28, 2008. The relators’ motion for reconsideration was denied without prejudice. Teva has settled both of these matters and a provision has been included in the financial statements in 2017.

In September 2013, the State of Louisiana filed a petition seeking penalties and unspecified damages against 54 pharmaceutical companies, including Teva and Actavis. The complaint alleges that the defendants defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered. The case was dismissed without prejudice in September 2015, with the court finding that the state was not a proper plaintiff. The state appealed, and on October 21, 2016 the state court of appeals affirmed the trial court’s ruling in part and reversed in part. The state and the defendants appealed to the Louisiana Supreme Court, which denied all parties’ appeals on March 13, 2017, and remanded the case to the trial court. On March 31, 2017 the trial court ordered all defendants to respond to the first amended petition on or before May 11, 2017. The defendants filed motions challenging the remaining claims and, on August 9, 2017, the trial court entered a judgment sustaining, in part, the defendants’ challenge. Teva expects that the state and the defendants will appeal the judgment.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In January 2014, Teva received a civil investigative demand from the U.S. Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. In March 2015, the docket in this matter and a False Claims Act civil qui tam complaint concerning this matter were unsealed by the court, which revealed that the U.S. Attorney had notified the court in November 2014 that it had declined to intervene in and proceed with the lawsuit. The qui tam relators, however, are moving forward with the lawsuit. In June 2015, Teva filed motions to dismiss the complaint. In February 2016, the court stayed its decision on the relators’ claims based on state and local laws, denied Teva’s motions to dismiss the False Claims Act claims, and instructed the relators to amend their complaint with additional information. In March 2016, the relators filed an amended complaint, which Teva answered in April 2016. The parties are currently engaged in discovery.

Beginning in May 2014 various complaints have been filed against various Teva affiliates, along with several other pharmaceutical companies, by a number of cities, counties and states across the country. Actions currently pending against Teva and its affiliates have been brought by the states of Ohio, Mississippi, New Mexico and Oklahoma. Additional actions brought by various subdivisions and state agencies are pending in both State and Federal Court in the following jurisdictions: Alabama, California, Connecticut, Georgia, Illinois, Kentucky, Louisiana, Michigan, New Hampshire, New Jersey, New Mexico, New York, Ohio, Oregon, Pennsylvania, Tennessee, Texas and Washington. In addition to the complaints filed by states, state agencies, and other political subdivisions, private class action lawsuits have been filed in Arkansas and Ohio. The complaints, asserting claims under similar provisions of different state law, generally contend that the defendants allegedly engaged in improper marketing of opioids, including Actiq® and Fentora® and seek a variety of remedies, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. None of the complaints specifies the exact amount of damages at issue. Teva and its affiliates that are defendants in the various lawsuits deny all allegations asserted in these complaints and have filed or will be filing motions to dismiss where possible. In addition, a number of State Attorneys General, including a coordinated multistate effort, have initiated investigations into sales and marketing practices of Teva and its affiliates with respect to opioids. Teva is cooperating with these investigations, which are ongoing, and cannot predict at this time the outcome.

On June 21, 2016, Teva USA received a subpoena from the Antitrust Division of the DOJ seeking documents and other information relating to the marketing and pricing of certain of Teva USA’s generic products and communications with competitors about such products. Actavis received a similar subpoena in June 2015. On July 12, 2016, Teva USA received a subpoena from the Connecticut Attorney General seeking documents and other information relating to potential state antitrust law violations. Actavis has also received a similar subpoena from the Connecticut Attorney General. Teva and Actavis are cooperating fully with these subpoenas.

On December 15, 2016, a civil action was brought by the attorneys general of twenty states against Teva USA and several other companies asserting claims under federal antitrust law (specifically, section 1 of the Sherman Act). An amended complaint was filed on March 1, 2017 adding twenty additional states to the named plaintiffs and adding supplemental state law claims. The states seek a finding that the defendants’ actions violated federal antitrust law, and state antitrust and consumer protection laws, as well as injunctive relief, disgorgement, damages on behalf of various state and governmental entities and consumers, civil penalties and costs. On August 3, 2017, the Judicial Panel on Multidistrict Litigation (“JPML”) transferred this action to the generic drug multidistrict litigation pending in federal court in Pennsylvania, which is discussed in greater detail below. On July 17, 2017, a new complaint was filed in the District Court of Connecticut on behalf of four additional states – Arkansas, Missouri, New Mexico and West Virginia, as well as the District of Columbia. These plaintiffs were not previously party to the State Attorney General action that commenced in December 2016. This complaint, which the JPML has also transferred to the generic drug multidistrict litigation discussed below, makes the same factual allegations and claims that are at issue in the earlier State Attorneys General complaint. On October 31, 2017 the attorneys general of 45 states plus Puerto Rico and the District of Columbia filed an amended complaint in this action. The amended complaint named Actavis as a defendant as well as Teva, and added new allegations and claims to those appearing in the prior complaints.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Beginning on March 2, 2016, numerous complaints have been filed in the United States on behalf of putative classes of direct and indirect purchasers of generic drug products including: doxycycline, pravastatin, clobetasol, desonide, fluocinonide, propranolol, glyburide, ursodial and baclofen. These complaints, which allege that the defendants engaged in conspiracies to fix, increase, maintain and/or stabilize the prices of the generic drug products named, have been brought against various defendants including, among others, Teva USA, Actavis Holdco U.S., Inc., Actavis Elizabeth and Pliva, Inc. The plaintiffs generally seek injunctive relief and damages under federal antitrust law, and damages under various state laws. On April 6, 2017, the JPML entered an order transferring cases brought by classes of direct or indirect purchasers and alleging claims of generic price-fixing for coordination or consolidation with the multidistrict litigation currently pending in the Eastern District of Pennsylvania; the panel subsequently transferred further cases to that court, and the plaintiffs filed consolidated amended complaints on August 15, 2017. Defendants filed motions to dismiss the consolidated amended complaints on October 6, 2017. Teva denies having engaged in any conduct that would give rise to liability with respect to the above-mentioned subpoenas and civil suits.

On March 21, 2017, Teva received a subpoena from the U.S. Attorney’s office in Boston, Massachusetts requesting documents related to Teva’s donations to patient assistance programs. Teva is cooperating fully in responding to the subpoena.

For several years, Teva had conducted a voluntary worldwide investigation into business practices that may have implications under the U.S. Foreign Corrupt Practices Act (“FCPA”), following the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the DOJ with respect to compliance with the FCPA in certain countries. In December 2016, Teva reached a resolution with the SEC and DOJ to fully resolve these FCPA matters. The resolution, which relates to conduct in Russia, Mexico and Ukraine from 2007 to 2013, provides for penalties of approximately $519 million (reserved in the financial statements in the third quarter of 2016), which includes a fine, disgorgement and prejudgment interest; a three-year deferred prosecution agreement for Teva; a guilty plea by Teva’s Russian subsidiary to criminal charges of violations of the anti-bribery provisions of the FCPA; consent to entry of a final judgment against Teva settling civil claims of violations of the anti-bribery, internal controls and books and records provisions of the FCPA; and the retention of an independent compliance monitor for a period of three years. The SEC civil consent and DOJ deferred prosecution agreement have each obtained court approval. Teva has been informed by Israeli authorities that they have initiated an investigation into the conduct that was the subject of the FCPA investigation and which resulted in the above-mentioned resolution with the SEC and DOJ. Teva is cooperating fully with the Israeli investigation. Following the resolution, Teva has had requests for documents and information from various Russian government entities. Consistent with the resolution reached in December 2016, on June 16, 2017, Teva’s Russian subsidiary entered a guilty plea in the District Court in Miami, Florida.

Shareholder Litigation

On November 6, 2016, a putative class action securities lawsuit was filed in the U.S. District Court for the Central District of California on behalf of purchasers of Teva’s securities between February 10, 2015 and November 3, 2016. The complaint alleges that Teva and certain of its current and former officers violated the federal securities laws in connection with Teva’s alleged failure to disclose that Teva was engaging in, or had engaged in, conduct that would result in an antitrust investigation by the U.S. Department of Justice and the State of Connecticut Office of the Attorney General. On December 27, 2016, a second putative class action securities lawsuit was filed in the U.S. District Court for the Central District of California asserting similar allegations. On April 3, 2017, the two putative class action lawsuits were consolidated and transferred to the U.S. District Court for the District of Connecticut. On July 11, 2017, the Connecticut District Court appointed the Ontario Teachers’ Pension Plan Board to serve as lead plaintiff in the consolidated action. On September 11, 2017, the lead plaintiff filed a consolidated amended complaint on behalf of purchasers of Teva’s securities between February 6, 2014 and August 3, 2017, seeking unspecified damages, legal fees, interest, and costs. The consolidated amended complaint asserts that Teva and certain of its current and former officers and directors violated the federal securities laws in connection with Teva’s alleged failure to disclose Teva’s participation in an alleged anticompetitive scheme to fix prices and allocate markets for generic drugs in the United States. The consolidated amended complaint also alleges that Teva and certain of its current and former officers and directors violated Israeli securities laws.

On July 17, 2017, a lawsuit was filed in the U.S. District Court for the Southern District of Ohio derivatively on behalf of the Teva Employee Stock Purchase Plan, and alternatively as a putative class action lawsuit on behalf of individuals who purchased Teva stock through that plan. That lawsuit seeks unspecified damages, legal fees, interest and costs. The complaint alleges that Teva failed to maintain adequate financial controls based on the facts underpinning Teva’s FCPA deferred prosecution agreement, and also based on allegations substantially similar to those in the putative class action securities lawsuit pending in U.S District Court for the District of Connecticut, discussed above. On September 20, 2017, Teva moved to transfer the litigation to the U.S. District Court from the District of Connecticut where the putative class action securities lawsuit is pending.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

On August 3, 2017, a securities lawsuit was filed in the U.S. District Court for the District of Connecticut by OZ ELS Master Fund, Ltd., OZ Special Funding, L.P, OZ Enhanced Master Fund, Ltd., Gordel Capital Limited, OZ Global Equity Opportunities Master Fund, Ltd., OZ Master Fund, Ltd., and OZ Global Special Investments Master Fund L.P. The complaint asserts that Teva and certain of its current and former officers violated the federal securities laws in connection with Teva’s alleged failure to disclose Teva’s participation in an alleged anticompetitive scheme to fix prices and allocate markets for generic drugs in the United States. On August 30, 2017, the court entered an order deferring all deadlines pending the resolution of the motion to dismiss to be filed in the separate consolidated class action proceedings in the same court.

On August 21, 2017, a putative class action securities lawsuit was filed by Elliot Grodko in the U.S. District Court for the Eastern District of Pennsylvania on behalf of purchasers of Teva’s securities between November 15, 2016 and August 2, 2017 seeking unspecified damages, legal fees, interest, and costs. The complaint alleged that Teva and certain of its current and former officers violated the federal securities laws by making false and misleading statements in connection with Teva’s acquisition and integration of Actavis Generics. The complaint also alleged that Teva and certain of its current and former officers and directors violated Israeli securities laws. On October 23, 2017, plaintiff voluntarily dismissed the complaint.

On August 30, 2017, a putative class action securities lawsuit was filed by Barry Baker in the U.S. District Court for the Eastern District of Pennsylvania on behalf of purchasers of Teva’s securities between November 15, 2016 and August 2, 2017 seeking unspecified damages, legal fees, interest, and costs. The complaint alleges that Teva and certain officers violated the federal securities laws by making false and misleading statements in connection with Teva’s acquisition and integration of Actavis Generics.

Motions to approve derivative actions against certain past and present directors and officers have been filed in Israel with respect to alleged negligence and recklessness with respect to the acquisition of the Rimsa business and the acquisition of Actavis Generics. Motions to approve securities class actions against Teva and certain of its current and former directors and officers were filed in Israel with allegations regarding proper disclosure of the above-mentioned pricing investigation as well as lack of disclosure of negative developments in the generic sector and erosion of the prices of Teva’s products as were presented in the second quarter financial reporting of Teva. Other motions were filed in Israel to approve a derivative action, discovery and a class action related to alleged claims regarding Teva’s above-mentioned FCPA resolution with the SEC and DOJ.

Environmental Matters

Teva and some of its subsidiaries are party to a number of environmental proceedings, or have received claims, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings and claims seek to require the generators of hazardous wastes disposed of at a third party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and cleanup the site or to pay or reimburse others for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva or its subsidiaries have received claims, or has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties, under certain circumstances, may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings or for which claims have been asserted; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal, state, commonwealth or local regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state or commonwealth costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 17 – Segments:

Teva has two reportable segments: generic and specialty medicines. The generic medicines segment develops, manufactures, sells and distributes generic or branded generic medicines. This segment includes Teva’s over-the-counter (“OTC”) business, including PGT, Teva’s consumer healthcare joint venture with P&G. Also included in this segment is Teva’s API manufacturing businesses. The specialty medicines segment engages in the development, manufacture, sale and distribution of branded specialty medicines, most significantly in the core therapeutic areas of central nervous system medicines and respiratory medicines, as well as other therapeutic areas, such as oncology, women’s health and selected other areas.

Teva’s other activities include distribution activities mainly in the United States, Israel and Hungary, sales of medical devices and contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition and other miscellaneous items.

Following the Actavis Generics and Anda acquisitions in 2016, Teva conducted an analysis of its business segments, resulting in a change to Teva’s segment reporting and goodwill assignment.

Teva’s management reassessed its organizational structure and concluded that in order to enhance its managers’ accountability and gain better control over all activities, its reporting segments will be reorganized as follows, commencing in the fourth quarter of 2016:

•	The generic medicines segment includes all Teva legacy generics activity, with the addition of:

•	All Actavis activities, excluding contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition; and

•	Teva’s OTC business.

•	The specialty medicines segment includes all Teva specialty activity without any change.

•	Other non-segment activities include other Teva business (excluding the OTC business), with the addition of:

•	Contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition; and

•	Anda’s distribution activity.

All the above changes were reflected through retroactive revision of prior period segment information.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines to make decisions about resources to be allocated to the segments and assess their performance.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, Teva’s OTC business is included in its generic medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by reportable segment, and therefore Teva does not report asset information by reportable segment.

Teva’s newly appointed President and Chief Executive Officer may review its strategy and organizational structure. Any changes in strategy may lead to a reevaluation of the Company’s segments and goodwill allocation to reporting units as well as fair value attributable to its reporting units. See note 7.

a. Segment information

The following tables present profit by segments and a reconciliation of Teva’s segment profit to Teva’s consolidated income before income taxes, for the nine months ended September 30, 2017 and 2016:

	Generics		Specialty
	Three months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
	(U.S. $ in millions)		(U.S. $ in millions)
Revenues	$3,007	$3,259	$2,034	$2,048
Gross profit	1,158	1,590	1,757	1,783
R&D expenses	162	185	217	228
S&M expenses	377	423	388	458

Segment profit	$619	$982	$1,152	$1,097

	Generics		Specialty
	Nine months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	(U.S. $ in millions)		(U.S. $ in millions)
Revenues	$9,143	$8,274	$6,119	$6,471
Gross profit	3,844	3,861	5,362	5,632
R&D expenses	553	448	722	702
S&M expenses	1,202	1,178	1,288	1,393

Segment profit	$2,089	$2,235	$3,352	$3,537

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(U.S. $ in millions)		(U.S. $ in millions)
Generic medicines profit	$619	$982	$2,089	$2,235
Specialty medicines profit	1,152	1,097	3,352	3,537

Total segment profit	1,771	2,079	5,441	5,772
Profit of other activities	17	19	61	28

	1,788	2,098	5,502	5,800
Amounts not allocated to segments:
Amortization	357	429	1,088	811
General and administrative expenses	330	310	838	925
Goodwill impairment	—	—	6,100	—
Impairments, restructuring and others	550	(410)	1,209	421
Inventory step-up	—	152	67	243
Other R&D expenses	150	252	176	262
Costs related to regulatory actions taken in facilities	(1)	46	48	123
Legal settlements and loss contingencies	(20)	533	324	674
Other unallocated amounts	44	21	119	50

Consolidated operating income (loss)	378	765	(4,467)	2,291

Financial expenses—net	259	150	704	553

Consolidated income (loss) before income taxes	$119	$615	$(5,171)	$1,738

b. Segment revenues by geographic area:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(U.S. $ in millions)
Generic Medicines
United States	$1,179	$1,293	$3,850	$3,161
Europe	985	933	2,930	2,494
Rest of the World	843	1,033	2,363	2,619

Total Generic Medicines	3,007	3,259	9,143	8,274
Specialty Medicines
United States	1,493	1,558	4,521	5,007
Europe	447	406	1,304	1,214
Rest of the World	94	84	294	250

Total Specialty Medicines	2,034	2,048	6,119	6,471
Other Revenues
United States	317	12	941	19
Europe	80	71	237	176
Rest of the World	172	173	486	471

Total Other Revenues	569	256	1,664	666

Total Revenues	$5,610	$5,563	$16,926	$15,411

c. Net revenues from specialty medicines:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(U.S. $ in millions)
CNS	$1,146	$1,302	$3,442	$4,040
Copaxone®	987	1,061	2,980	3,208
Azilect®	36	101	130	322
Nuvigil®	21	21	52	175
Respiratory	351	270	977	949
ProAir®	155	118	399	426
QVAR®	95	96	300	346
Oncology	302	269	852	871
Treanda® and Bendeka®	181	149	501	511
Women’s health	119	109	358	336
Other Specialty*	116	98	490	275

Total Specialty Medicines	$2,034	$2,048	$6,119	$6,471

*	Includes aggregate payments of $150 million related to the Ninlaro® transaction in the first half of 2017.

It is impractical to present revenues by product for our generic medicines segment.

A significant portion of Teva’s revenues, and a higher proportion of the profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of Teva’s specialty medicines are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, Teva no longer has patent exclusivity on these products, and subject to regulatory approval, generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular specialty medicine in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect Teva’s results of operations and financial condition.

In particular, Teva relies heavily on sales of Copaxone®, its leading specialty medicine. In October 2017, the FDA approved a generic version of Copaxone® 40 mg /mL and an additional generic version of Copaxone® 20 mg/mL and a hybrid version of Copaxone® 40 mg/mL was approved in the European Union (“EU”). Any substantial reduction in the number of patients taking Copaxone® would likely have a material adverse effect on Teva’s financial results and cash flow.

Copaxone® 40 mg/mL is protected by five U.S. Orange Book patents that expire in 2030. All of the claims of three of those patents were declared to be unpatentable by the U.S. Patent Office in inter partes review (“IPR”) proceedings, and Teva has appealed those decisions. A petition filed for an IPR against a fourth Orange Book patent was withdrawn on May 2, 2017. These four patents have also been challenged in paragraph IV litigation in the United States. A trial was held in the United States District Court for the District of Delaware, and in January 2017 the court held that the asserted claims of these four patents were invalid. Teva has appealed this decision. A separate paragraph IV litigation in the United States regarding the fifth Orange Book patent, which was issued in August 2016, has been dismissed with prejudice, but may nonetheless be revived pending the outcomes of appeals. Teva has also filed suit against multiple abbreviated new drug applications (“ANDA”) filers to assert two non-Orange Book process patents which expire in 2035. These cases are now all pending in the United States District Court for the District of Delaware. At least one competitor has obtained final approval and has launched its generic 40 mg/mL product in the market. The launch of a generic version of Copaxone® 40mg/mL prior to final resolution of the pending patent appeals and litigations should be considered an “at-risk” launch, meaning if any of the litigations is resolved in Teva’s favor, the generic could face significant damages and other potential remedies. Copaxone® 40 mg/mL is also protected by one European patent expiring in 2030. This patent was challenged in the U.K. and on October 26, 2017 the U.K. court issued a decision finding the U.K. designation of the patent invalid. Teva is considering an appeal on this decision. This patent is being challenged in Italy and in opposition proceedings at the European Patent Office.

Teva’s multiple sclerosis franchise includes Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis). The profitability of the multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to the MS franchise. It does not include G&A expenses, amortization and certain other items. The profit of the multiple sclerosis franchise as a percentage of Copaxone® revenues was 80.3% for the nine months ended September 30, 2017, compared to 81.6% for the nine months ended September 30, 2016.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary Note Regarding Forward-Looking Statements

The following discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

•	our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

•	our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

•	our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain, including due to labor unrest; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest or workers’ strikes; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our Foreign Corrupt Practices Act (“FCPA”) investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

Introduction

Overview

We are a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty medicines. We operate worldwide, with a significant presence in the United States, Europe and many other markets around the world. Our key strengths include our world-leading generics expertise and portfolio, focused specialty portfolio, robust R&D capabilities, global infrastructure and scale and dedicated leadership and employees.

We believe we are strategically positioned to benefit from market, economic and regulatory trends in global healthcare. These trends include aging populations, the increasing prevalence of chronic diseases, economic pressure on governments and private payors to provide affordable healthcare solutions, legislative and regulatory reforms, scientific and technological advances, increased patient awareness and involvement, the impact of the digital revolution on consumer healthcare, increased spending on pharmaceuticals in emerging markets and the growing importance of over-the-counter (“OTC”) medicines.

Segments

We operate our business in two segments:

•	Generic medicines, which includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, such as tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe and we have a significant presence in certain ROW markets. This segment also includes our OTC business, conducted primarily through PGT, our consumer healthcare joint venture with P&G, and our API manufacturing business.

•	Specialty medicines, which includes our core therapeutic areas of central nervous system (“CNS”) medicines such as Copaxone® and Azilect® and respiratory medicines such as ProAir® and QVAR®. Our specialty medicines segment also includes products in other therapeutic areas, such as Bendeka®/Treanda® in oncology and ParaGard® in women’s health.

In addition to these two segments, we have other activities, primarily distribution activities in the United States, Israel and Hungary.

Highlights

Significant highlights of the third quarter of 2017 included:

•	Our revenues were $5.6 billion, up 1%, or 4% in local currency terms, compared to the third quarter of 2016.

•	Our generic medicines segment generated revenues of $3.0 billion and profit of $619 million. Revenues decreased 8%, or 2% in local currency terms. Profit decreased 37% compared to the third quarter of 2016. The decrease in revenues and profit in the third quarter of 2017 was mainly due to market dynamics in the United States.

•	Our specialty medicines segment generated revenues of $2.0 billion and profit of $1.2 billion. Revenues decreased 1%, or 2% in local currency terms. Profit was up 5%, compared to the third quarter of 2016.

•	In October 2017, the U.S. Food and Drug Administration (“FDA”) approved a generic version of Copaxone® 40 mg /mL and an additional generic version of Copaxone® 20 mg/mL and a hybrid version of Copaxone® 40 mg/mL was approved in the EU.

•	Impairments, restructuring and others were $550 million, compared to income of $410 million in the third quarter of 2016.

•	Operating income was $378 million, compared to $765 million in the third quarter of 2016.

•	Exchange rate differences between the third quarter of 2017 and the third quarter of 2016 had a negative impact of $169 million on revenues, including a $243 million decrease attributable to Venezuela and a net negative impact of $32 million on operating income, including a $25 million decrease attributable to Venezuela.

•	Cash flow generated from operating activities during the third quarter of 2017 was $1.1 billion, compared to $1.5 billion in the third quarter of 2016.

Changes in Senior Management

Effective November 1, 2017, Kåre Schultz joined Teva as President and Chief Executive Officer. Mr. Schultz was also appointed to the Teva Board of Directors, effective November 1, 2017. Mr. Schultz most recently served as the President and Chief Executive Officer of H. Lundbeck A/S. He succeeds Dr. Yitzhak Peterburg, who served as Interim President and Chief Executive Officer since February 2017. Dr. Peterburg will remain on the Teva Board of Directors and stand for election at the 2019 Annual Meeting of Shareholders.

Transactions

Paragard®

On November 1, 2017, we completed the sale of Paragard®, a copper releasing intrauterine contraceptive manufactured and sold in the United States, to CooperSurgical for $1.1 billion in cash.

Certain Women’s Health and Other Specialty Products

On September 17, 2017, we entered into a definitive agreement under which CVC Capital Partners Fund VI will acquire a portfolio of products for $703 million in cash. The portfolio of products, which is marketed and sold outside of the United States, includes the women’s health products Ovaleap®, Zoely®, Seasonique®, Colpotrophine® and other specialty products such as Actonel®.

Plan B One-Step® and Other Women’s Health Products

On September 18, 2017, we entered into a definitive agreement under which Foundation Consumer Healthcare will acquire Plan B One-Step® and our brands of emergency contraception, Take Action®, Aftera® and Next Choice One DoseTM, for $675 million in cash. Closing is expected to occur in the fourth quarter of 2017, subject to the satisfaction of customary closing conditions. Relevant regulatory approvals have been obtained. Until the completion of the transaction, we continue to manufacture and sell such products in the United States.

Austedo®

On September, 19, 2017, we entered into a partnership agreement with Nuvelution Pharma, Inc. (“Nuvelution”) for development of Austedo® for the treatment of Tourette syndrome in pediatric patients in the United States. Nuvelution will fund and manage clinical development, driving all operational aspects of the phase 3 program, and we will lead the regulatory process and be responsible for commercialization. Upon FDA approval of Austedo® for Tourette syndrome, we will pay Nuvelution a pre-agreed return.

Results of Operations

Comparison of Three Months Ended September 30, 2017 to Three Months Ended September 30, 2016

The following table sets forth, for the periods indicated, certain financial data derived from our financial statements presented according to generally accepted accounting principles in the United States (“U.S. GAAP”), presented as percentages of net revenues, and the percentage change for each item as compared to the previous period.

	Percentage of Net Revenues Three Months Ended		Percentage Change 2017 - 2016
	September 30,
	2017	2016
	%	%	%
Net revenues	100.0	100.0	1
Gross profit	47.1	50.4	(6)
Research and development expenses	9.7	11.9	(18)
Selling and marketing expenses	15.3	16.9	(9)
General and administrative expenses	5.9	5.6	6
Impairments, restructuring and others	9.8	(7.4)	—
Legal settlements and loss contingencies	(0.4)	9.6	—
Operating income	6.7	13.8	(51)
Financial expenses, net	4.6	2.7	73
Income before income taxes	2.1	11.1	(81)
Income taxes (benefit)	(8.8)	3.7	—
Share in (profits) losses of associated companies, net	0.1	*	—
Net income attributable to non-controlling interests	0.3	*	—
Net income attributable to Teva	10.6	7.4	44
Dividends on preferred shares	1.2	1.1	2
Net income attributable to ordinary shareholders	9.4	6.3	52

*	Represents an amount less than 0.5%.

Segment Information

Generic Medicines Segment

The following table presents revenues, expenses and profit for our generic medicines segment for the three months ended September 30, 2017 and 2016. The Actavis Generics acquisition had a significant impact on our generic medicines segment, expanding our sales, product portfolio, R&D capabilities, product pipeline and global operational network.

	Three Months Ended September 30,
	2017		2016
	(U.S. $ in millions / % of Segment Revenues)
Revenues	$3,007	100.0%	$3,259	100.0%
Gross profit	1,158	38.5%	1,590	48.8%
R&D expenses	162	5.4%	185	5.7%
S&M expenses	377	12.5%	423	13.0%

Segment profit*	$619	20.6%	$982	30.1%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generic medicines segment. The data presented have been conformed to reflect these changes for all relevant periods. See note 17 to our consolidated financial statements and “Operating Income” below for additional information.

Generic Medicines Revenues

Our generic medicines segment includes generic medicines and our OTC business as well as API products sold to third parties. Revenues from our generic medicines segment in the third quarter of 2017 were $3.0 billion, a decrease of $252 million, or 8%, compared to the third quarter of 2016. In local currency terms, revenues decreased 2%.

We adjusted the exchange rates that we use for the Venezuelan bolivar twice during 2016 and twice during the first half of 2017. In the third quarter of 2017, we further updated the applicable exchange rate to the DICOM rate of 3,345 bolivar per dollar, which is not materially different from the blended rate that would have been used instead of the DICOM rate. These changes resulted in a decrease of $241 million in generic revenues in the third quarter of 2017, including $159 million in OTC revenues, compared to the third quarter of 2016. In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in Venezuela from any discussion of local currency results.

Revenues from generic medicines in the United States, our largest generics market, were $1.2 billion in the third quarter of 2017, a decrease of 9% compared to the third quarter of 2016. Revenues from generic medicines in Europe were $985 million, an increase of 6% compared to the third quarter of 2016. In local currency terms, our European revenues increased 1%. Revenues of generic medicines in our ROW markets were $843 million, a decrease of 18% compared to the third quarter of 2016. In local currency terms, our ROW revenues increased 5%.

Our revenues from OTC products in the third quarter of 2017 were $306 million, a decrease of 22% compared to $391 million in the third quarter of 2016. In local currency terms, revenues increased 15%, mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016.

API sales to third parties in the third quarter of 2017 were $171 million, a decrease of 10% compared to the third quarter of 2016. In local currency terms sales decreased 11%.

The following table presents generic segment revenues by geographic area for the three months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Percentage Change
	2017	2016	2017 - 2016
	(U.S. $ in millions)
United States	$1,179	$1,293	(9%)
Europe	985	933	6%
Rest of the World	843	1,033	(18%)

Total Generic Medicines	$3,007	$3,259	(8%)

United States Generic Medicines Revenues

In the third quarter of 2017, we led the U.S. generic market in total prescriptions and new prescriptions, with approximately 581 million total prescriptions, representing 15.1% of total U.S. generic prescriptions according to IMS data. We seek to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and our cost-effective production.

Revenues from generic medicines in the United States during the third quarter of 2017 were $1.2 billion, a decrease of 9%, compared to the third quarter of 2016. The decrease was mainly due to pricing declines resulting from customer consolidation into larger buying groups and accelerated FDA approvals for additional generic versions of competing off-patent medicines as well as volume decline of methylphenidate extended-release tablets (Concerta® authorized generic) due to the launch of a competing product, partially offset by the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016.

Among the most significant generic products we sold in the United States in the third quarter of 2017 were methylphenidate extended-release tablets (Concerta® authorized generic), daptomycin injection (the generic equivalent of Cubicin®) and imatinib mesylate tablets (the generic equivalent of Gleevec®).

Launches. In the third quarter of 2017, we launched generic versions of the following branded products in the United States (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual U.S. Market at Time of Launch U.S. $ in millions (IMS)*
Dexmethylphenidate hydrochloride extended-release capsules CII 25 mg & 35 mg	Focalin XR®	July	93
Estradiol vaginal inserts, USP 10 mcg	Vagifem®	July	368
Eletriptan hydrobromide tablets 20 mg & 40 mg	Relpax®	July	386
Adapalene and benzoyl peroxide gel 0.1%/2.5%	Epiduo®	July	221
Vecuronium bromide for injection 10 mg/vial **	—	August	8
Testosterone topical solution CIII 30 mg/1.5 mL	Axiron®	August	244
Medroxyprogesterone acetate injectable suspension (vial), USP 150 mg/mL, 150 mg **	Depo-Provera®	September	212
Alprostadil injection, USP 500 mcg/mL, 500 mcg **	Prostin VR Pediatric®	September	7

*	The figures given are for the twelve months ended in the calendar quarter closest to our launch.
**	Products were re-launched.

We expect that our generic medicines revenues in the United States will continue to benefit from our generic pipeline, which includes, as of September 30, 2017, 327 product applications awaiting FDA approval, including 72 tentative approvals. This reflects all pending ANDAs, supplements for product line extensions and tentatively approved applications and includes some instances where more than one application was submitted for the same reference product. Excluding overlaps, the branded products to which these pending applications relate had U.S. sales for the twelve months ended June 30, 2017 exceeding $110 billion, according to IMS. Approximately 70% of pending applications include a paragraph IV patent challenge, and we believe we are first to file with respect to 102 of these products, or 125 products including final approvals where launch is pending a settlement agreement or court decision. Collectively, these first to file opportunities represent over $60 billion in U.S. brand sales for the twelve months ended June 30, 2017 according to IMS. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

In the third quarter of 2017 we received tentative approvals for generic equivalents of the products listed in the table below, excluding overlapping applications. A “tentative approval” indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total U.S. Annual Branded Market U.S. $ in millions (IMS)*
Azelastine HCl nasal spray, 0.1876 mg base/spray	Astepro®	36
Deferasirox tablets, 90 mg, 180 mg & 360 mg	Jadenu®	416
Linagliptin Tablets, 5 mg	Tradjenta®	1,322
Testosterone Gel, 1.62%	Androgel HC®	943

* For the twelve months ended June 30, 2017.

Europe Generic Medicines Revenues

We define our European region as the European Union and certain other European countries.

Revenues from generic medicines in Europe in the third quarter of 2017 were $985 million, an increase of 6%, or 1% in local currency terms, compared to the third quarter of 2016, mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to modest growth in the generic medicines market and have adversely affected our revenues in some markets. In Germany, Italy, France, Spain and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. Our strategy to address these changes is designed to ensure profitable and sustainable growth by focusing on successful new product launches, gaining market share in selective markets, strong portfolio management and pricing strategy, as well as a focus on cost reduction.

During the third quarter of 2017, we received 843 generic approvals in Europe relating to 114 compounds in 243 formulations. We currently hold approximately 1,923 marketing authorization applications pending approval in 37 European countries, relating to 237 compounds in 493 formulations, including three applications pending with the European Medicines Agency for nine strengths in 30 countries.

Listed below are generic revenues highlights for the third quarter of 2017 in our most significant European markets:

•	Germany: Generic revenues in the third quarter of 2017 increased 5%, but were flat in local currency terms, compared to the third quarter of 2016. Results in local currency terms reflect the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016, partially offset by lower OTC revenues. We maintained our position as one of Germany’s leading suppliers of medicines.

•	United Kingdom: Generic revenues in the third quarter of 2017 decreased 49% in both U.S. dollars and local currency terms, compared to the third quarter of 2016. The decrease in local currency terms was mainly due to the divestment of certain assets and operations of Actavis Generics in the United Kingdom in the beginning of 2017. We maintained our position as one of the largest generic pharmaceutical companies in the United Kingdom.

•	Italy: Generic revenues in the third quarter of 2017 increased 9%, or 4% in local currency terms, compared to the third quarter of 2016. The increase in local currency terms was mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016. We continue to be a generic market leader in Italy.

•	Poland: Generic revenues in the third quarter of 2017 increased 21%, or 13% in local currency terms, compared to the third quarter of 2016. The increase in local currency terms was mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016 as well as higher OTC revenues. We are the second largest supplier in the Polish generics market.

•	France: Generic revenues in the third quarter of 2017 increased 9%, or 3% in local currency terms, compared to the third quarter of 2016. The increase in local currency terms was mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016.

•	Switzerland: Generic revenues in the third quarter of 2017 increased 9%, or 7% in local currency terms, compared to the third quarter of 2016. The increase in local currency terms was mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016 and new product launches. We are the largest supplier in the Swiss generics market.

•	Spain: Generic revenues in the third quarter of 2017 increased 19%, or 13% in local currency terms, compared to the third quarter of 2016. The increase in local currency terms was mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016 as well as to an increase in our API business and new product launches.

ROW Generic Medicines Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our key ROW markets are Japan, Canada and Russia. The countries in this category range from highly regulated, pure generic markets such as Canada and Israel, to hybrid markets such as Japan and Brazil, to branded generics oriented markets such as Russia and certain Commonwealth of Independent States (CIS), Latin American and Asia Pacific markets.

In our ROW markets, generics revenues in the third quarter of 2017 were $843 million, a decrease of 18% compared to the third quarter of 2016. In local currency terms, revenues increased 5%. This increase in local currency terms was mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016.

We adjusted the exchange rates we use for the Venezuelan bolivar twice during 2016 and twice during the first half of 2017. In the third quarter of 2017, we further updated the applicable exchange rate to the DICOM rate of 3,345 bolivar per dollar, which is not materially different from the blended rate that would have been used instead of the DICOM rate. These changes resulted in a decrease of $241 million in generic revenues in the third quarter of 2017, compared to the third quarter of 2016. In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in Venezuela from any discussion of local currency results.

Listed below are generic revenues highlights for the third quarter of 2017 in our main ROW markets:

•	Japan: Generic revenues in the third quarter of 2017 decreased 7%, or increased 1% in local currency terms, compared to the third quarter of 2016. The increase in local currency terms was mainly due to additional off-patent products that Teva Takeda Yakuhin Ltd. (“Teva Takeda”), our business venture in Japan, purchased during the second quarter of 2017 from Takeda Pharmaceutical Company Limited (“Takeda”). We are one of the top three generics companies in Japan.

•	Canada: Generic revenues in the third quarter of 2017 increased 15%, or 11% in local currency terms, compared to the third quarter of 2016. The increase in local currency terms was mainly due to increased volumes as well as the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016. We are the leading generic pharmaceutical company in Canada.

•	Russia: Generic revenues in the third quarter of 2017 increased 55%, or 40% in local currency terms, compared to the third quarter of 2016. The increase in local currency terms was mainly due to the inclusion of three months of Actavis Generics revenues in this quarter, compared to two months in the third quarter of 2016. We maintained our position as one of the leading generic pharmaceutical companies in the Russian market.

•	Venezuela: Revenues of generic medicines in Venezuela in the third quarter of 2017 were $38 million, including $23 million of OTC revenues, compared to $279 million and $182 million, respectively, in the third quarter of 2016. For further information, see below under “—Impact of Currency Fluctuations on Results of Operations.”

Generic Medicines Gross Profit

In the third quarter of 2017, gross profit from our generic medicines segment was $1.2 billion, a decrease of $432 million, or 27%, compared to the third quarter of 2016. The lower gross profit was mainly due to higher production expenses, market dynamics in the United States and lower revenues in Venezuela following the currency devaluation.

Gross profit margin of our generic medicines segment in the third quarter of 2017 was 38.5% compared to 48.8% in the third quarter of 2016.

The decrease of 10.3 points in gross profit margin was mainly a result of higher production expenses (7.6 points) and lower profitability in our U.S. market (2.7 points), partially offset by higher profitability of our European markets (0.2 points).

Generic Medicines R&D Expenses

R&D expenses relating to our generic medicines segment for the third quarter of 2017 were $162 million, a decrease of 12% compared to $185 million in the third quarter of 2016. The decrease is mainly due to portfolio optimization as well as cost reduction and efficiency measures. As a percentage of segment revenues, generic R&D expenses were 5.4% in the third quarter of 2017, compared to 5.7% in the third quarter of 2016.

Our R&D activities for the generic medicines segment include both: (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and other expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicines S&M Expenses

S&M expenses related to our generic medicines segment in the third quarter of 2017 were $377 million, a decrease of 11% compared to $423 million in the third quarter of 2016. The decrease was mainly due to lower S&M expenses in Venezuela and cost reduction and efficiency measures partially offset by the inclusion of three months of Actavis Generics expenses in this quarter, compared to two months in the third quarter of 2016.

As a percentage of segment revenues, S&M expenses decreased to 12.5% in the third quarter of 2017 compared to 13.0% in the third quarter of 2016.

Generic Medicines Profit

The profit of our generic medicines segment consists of the gross profit for the segment less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generic medicines segment. See note 17 to our consolidated financial statements and “Operating Income” below for additional information.

Profit of our generic medicines segment was $619 million in the third quarter of 2017, compared to $982 million in the third quarter of 2016. The decrease was mainly due to factors previously discussed, primarily lower gross profit, partially offset by lower R&D expenses and lower S&M expenses.

Generic medicines profit as a percentage of generic medicines revenues was 20.6% in the third quarter of 2017, down from 30.1% in the third quarter of 2016. This decrease of 9.5 points was mainly due to lower gross margin (10.3 points), partially offset by lower R&D expenses as a percentage of revenues (0.3 points) and lower S&M expenses as a percentage of revenues (0.4 points).

Specialty Medicines Segment

Our specialty medicines business, which is focused on delivering innovative solutions to patients and providers via medicines, devices and services in key regions and markets around the world, includes our core therapeutic areas of CNS (with a strong emphasis on MS, neurodegenerative disorders, movement disorders and pain care) and respiratory medicines (with a focus on asthma and chronic obstructive pulmonary disease). We also have specialty products in oncology, women’s health and selected other areas.

During September 2017, we entered into several agreements to sell certain non-core specialty products, including our global women’s health business. See “Introduction – Transactions” above. We are pursuing opportunities to sell additional non-core specialty products, which will be subject to board approval and applicable regulatory approvals.

The following table presents revenues, expenses and profit for our specialty medicines segment for the three months ended September 30, 2017 and 2016:

	Three Months Ended September 30,
	2017		2016
	(U.S. $ in millions / % of Segment Revenues)
Revenues	$2,034	100.0%	$2,048	100.0%
Gross profit	1,757	86.4%	1,783	87.1%
R&D expenses	217	10.7%	228	11.1%
S&M expenses	388	19.1%	458	22.4%

Segment profit*	$1,152	56.6%	$1,097	53.6%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating Income” below for additional information.

Specialty Medicines Revenues

Specialty medicines revenues in the third quarter of 2017 were $2.0 billion, a decrease of 1%, or 2% in local currency terms, compared to the third quarter of 2016. In the United States, our specialty medicines revenues were $1.5 billion, a decrease of 4% compared to the third quarter of 2016. Specialty medicines revenues in Europe were $447 million, an increase of 10%, or 5% in local currency terms, compared to the third quarter of 2016. Specialty medicines revenues in our ROW markets were $94 million, an increase of 12%, in both U.S. dollars and local currency terms, compared to the third quarter of 2016.

Specialty Medicines Revenues Breakdown

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Percentage Change
	2017	2016	2017 - 2016
	(U.S. $ in millions)
CNS	$1,146	$1,302	(12%)
Copaxone®	987	1,061	(7%)
Azilect®	36	101	(64%)
Nuvigil®	21	21	0%
Respiratory	351	270	30%
ProAir®	155	118	31%
QVAR®	95	96	(1%)
Oncology	302	269	12%
Treanda® and Bendeka®	181	149	21%
Women’s Health	119	109	9%
Other Specialty	116	98	18%

Total Specialty Medicines	$2,034	$2,048	(1%)

Central Nervous System

Our CNS portfolio includes Copaxone®, Azilect® and Austedo® as well as several other medicines. In the third quarter of 2017, our CNS sales were $1.1 billion, a decrease of 12% compared to the third quarter of 2016, primarily due to lower Copaxone® revenues in the United States, as well as generic competition to Azilect®.

Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the United States and worldwide in the third quarter of 2017. In October 2017, the FDA approved a generic version of Copaxone® 40 mg/mL and an additional generic version of Copaxone® 20 mg/mL and a hybrid version of Copaxone® 40 mg/mL was approved in the EU. Global sales of Copaxone® were $1.0 billion in the third quarter of 2017, a decrease of 7% compared to the third quarter of 2016.

Copaxone® revenues in the United States in the third quarter of 2017 were $802 million, a decrease of 8% compared to the third quarter of 2016, mainly due to lower volumes of Copaxone® 20 mg/mL, negative net pricing effects mainly due to an increase in managed care rebate accruals for inventory in the channel following the FDA approvals for additional generic competition, partially offset by a price increase of 7.9% in January 2017 for both the 20 mg/mL and 40 mg/mL versions. Over 86% of total U.S. Copaxone® prescriptions are now filled with the 40 mg/mL version. Our U.S. market shares in terms of new and total prescriptions were 25.6% and 28.7%, respectively, according to September 2017 IMS data.

Revenues in the United States were 81% of global Copaxone® revenues in the third quarter of 2017, compared to 82% in the third quarter of 2016.

Our Copaxone® revenues outside the United States were $185 million in the third quarter of 2017, a decrease of 1%, or 4% in local currency terms, compared to the third quarter of 2016. Over 77% of the total European Copaxone® prescriptions are now filled with the 40 mg/mL version.

Copaxone® accounted for approximately 18% of our revenues in the third quarter of 2017, and a significantly higher percentage contribution to our profits and cash flow from operations during this period.

Our U.S. Orange Book patents covering Copaxone® 20 mg/mL expired in May 2014. Our patents on Copaxone® 20 mg/mL expired in May 2015 in most of the rest of the world. Accordingly, a key part of our strategy has been the introduction of Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with relapsing-remitting multiple sclerosis. This formulation allows for a less frequent dosing regimen administered subcutaneously for patients with relapsing forms of MS.

Copaxone® 40 mg/mL is protected by five U.S. Orange Book patents that expire in 2030. All of the claims of three of those patents were declared to be unpatentable by the U.S. Patent Office in inter partes review (“IPR”) proceedings, and we have appealed those decisions. A petition filed for an IPR against a fourth Orange Book patent was withdrawn on May 2, 2017. These four patents have also been challenged in paragraph IV litigation in the United States. A trial was held in the United States District Court for the District of Delaware, and in January 2017 the court held that the asserted claims of these four patents were invalid. We have appealed this decision. A separate paragraph IV litigation in the United States regarding the fifth Orange Book patent, which was issued in August 2016, has been dismissed with prejudice, but may nonetheless be revived pending the outcomes of appeals. We have also filed suit against multiple ANDA filers to assert two non-Orange Book process patents which expire in 2035. These cases are now all pending in the United States District Court for the District of Delaware. At least one competitor has obtained final approval and has launched its generic 40 mg/mL product in the market. The launch of a generic version of Copaxone® 40mg/mL prior to final resolution of the pending patent appeals and litigations should be considered an “at-risk” launch, meaning if any of the litigations is resolved in our favor, the generic could face significant damages and other potential remedies. Copaxone® 40 mg/mL is also protected by one European patent expiring in 2030. This patent was challenged in the United Kingdom and on October 26, 2017 the U.K. court issued a decision finding the U.K. designation of the patent invalid. We are considering an appeal on this decision. This patent is also being challenged in Italy and in opposition proceedings at the European Patent Office.

The market for MS treatments continues to change, particularly with the recent approvals of generic versions of Copaxone® 20 mg/mL and 40 mg/mL in the United States and Europe. The increasing number of oral treatments, such as Tecfidera®, Gilenya® and Aubagio® continues to present significant and increasing competition. Copaxone® also continues to face competition from existing injectable products, as well as from monoclonal antibodies.

Azilect® (rasagiline tablets) is indicated as initial monotherapy and as an adjunct to levodopa for the treatment of the signs and symptoms of Parkinson’s disease, the second most common neurodegenerative disorder. Generic competition for Azilect® in the United States commenced in 2017. Data exclusivity protection for Azilect® in the EU expired in 2015. We continue to share marketing rights with Lundbeck in certain of our ROW markets. In June 2017, Azilect® was submitted for approval in Japan, pursuant to an agreement with Takeda to market this product in Japan.

Our sales of Azilect® in the third quarter of 2017 were $36 million, a decrease of 64%, compared to the third quarter of 2016, mainly due to lower volumes following the introduction of generic competition in the United States and Europe.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy and certain other disorders. Global sales of Nuvigil® in the third quarter of 2017 were $21 million, flat compared to the third quarter of 2016.

Austedo® (deutetrabenazine) is indicated for the treatment of chorea associated with Huntington disease (“HD”) and, from August 2017, for the treatment of tardive dyskinesia in adults in the United States. In September 2017, we entered into a partnership agreement with Nuvelution for development of Austedo® for the treatment of Tourette syndrome in pediatric patients in the United States. See “Introduction—Transactions.” We launched Austedo® for HD in April 2017.

Respiratory

Our respiratory portfolio includes ProAir®, QVAR®, DuoResp Spiromax®, Qnasl®, Braltus ® and Cinqair®/Cinqaero®. Revenues from our specialty respiratory products in the third quarter of 2017 were $351 million, an increase of 30% compared to the third quarter of 2016, mainly due to higher sales of ProAir® as well as the launches of Braltus® and Cinqair®/Cinqaero®.

ProAir® (albuterol sulfate, a short-acting beta-agonist) includes ProAir® hydrofluoroalkane (“HFA”) and ProAir® RespiClick®, both sold only in the United States. ProAir® HFA is an inhalation aerosol with dose counter. ProAir® RespiClick® is a breath-actuated, multi-dose, dry-powder inhaler. Both are indicated for patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

ProAir® revenues in the third quarter of 2017 were $155 million, an increase of 31% compared to the third quarter of 2016, mainly due to higher positive net pricing effects and higher volume in the third quarter of 2017. ProAir® is the second-largest short-acting beta-agonist in the market, with an exit market share of 46.2% in terms of total number of prescriptions during the third quarter of 2017.

QVAR® (beclomethasone dipropionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age and older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids. In August 2017, the FDA approved QVAR® RediHaler™ (beclomethasone dipropionate HFA) inhalation aerosol, a breath-actuated inhaler for the maintenance treatment of asthma as a prophylactic therapy in patients 4 years of age and older. The product is expected to become commercially available in both 40 mcg and 80 mcg strengths to patients by prescription during the first quarter of 2018.

QVAR® revenues in the third quarter of 2017 were $95 million, a decrease of 1% compared to the third quarter of 2016, primarily due to lower volumes, partially offset by net pricing effects. QVAR® maintained its second-place position in the inhaled corticosteroids category in the United States, with an exit market share of 37.9% in terms of total number of prescriptions during the third quarter of 2017.

Oncology

Our oncology portfolio includes Treanda®/ Bendeka®, Granix® and Trisenox® in the United States and Lonquex®, Tevagrastim®/Ratiograstim®, Trisenox® and Treanda® outside the United States. Sales of these products were $302 million in the third quarter of 2017, an increase of 12% compared to the third quarter of 2016.

Treanda® / Bendeka® (bendamustine hydrochloride injection) are approved in the United States for the treatment of patients with chronic lymphocytic leukemia and patients with indolent B-cell non-Hodgkin’s lymphoma that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. Bendeka®, which was launched in the United States in January 2016, is a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we licensed from Eagle Pharmaceuticals, Inc. to complement our Treanda® franchise. Bendeka® is the most-used bendamustine product in the U.S. market. The lyophilized formulation of Treanda® continues to be available, but its use has substantially declined in favor of Bendeka®.

Treanda® and Bendeka® combined revenues in the third quarter of 2017 were $181 million, compared to $149 million in the third quarter of 2016, an increase of 21%, mainly due to higher volumes related to timing of purchases.

Women’s Health

Revenues from our global women’s health products were $119 million in the third quarter of 2017, an increase of 9% compared to the third quarter of 2016, mainly due to higher revenues outside the United States.

During September 2017, we entered into several agreements to sell certain non-core specialty products, including our global women’s health business. See “Introduction – Transactions.”

Specialty Medicines Gross Profit

In the third quarter of 2017, gross profit from our specialty medicines segment was $1.8 billion, a decrease of $26 million compared to the third quarter of 2016.

Gross profit margin for our specialty medicines segment in the third quarter of 2017 was 86.4%, compared to 87.1% in the third quarter of 2016.

Specialty Medicines R&D Expenses

Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with additional activities in selected areas. R&D expenses relating to our specialty medicines segment in the third quarter of 2017 were $217 million, a decrease of 5% compared to $228 million in the third quarter of 2016, mainly due to portfolio optimization, partially offset by increased expenses related to our late-stage product candidates. As a percentage of segment revenues, R&D spending was 10.7% in the third quarter of 2017, compared to 11.1% in the third quarter of 2016.

Specialty R&D expenditures include certain upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials and product registration costs and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, including: (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase 3; (c) late-stage projects in phase 3 programs, including where a new drug application (NDA) is currently pending approval; (d) life cycle management and post-approval studies for marketed products; and (e) indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel. Furthermore, our R&D activities relating to innovation using existing molecules are managed and reported as part of our specialty R&D expenses.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines segment in the third quarter of 2017 were $388 million, a decrease of 15%, compared to $458 million in the third quarter of 2016. The decrease was mainly due to cost reduction and efficiency measures in our commercial operations, aligning with the life cycle of our product portfolio. As a percentage of segment revenues, S&M expenses decreased to 19.1% in the third quarter of 2017 from 22.4% in the third quarter of 2016.

Specialty Medicines Profit

The profit of our specialty medicines segment consists of the gross profit for the segment, less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating Income” below for additional information.

Profit of our specialty medicines segment was $1.2 billion in the third quarter of 2017, an increase of 5% compared to the third quarter of 2016. This is a result of the factors discussed above, mainly lower S&M and R&D expenses, partially offset by lower gross profit.

Specialty medicines profit as a percentage of segment revenues was 56.6% in the third quarter of 2017, up 3.0 points from 53.6% in the third quarter of 2016. The increase was mainly attributed to lower S&M expenses as a percentage of specialty medicines revenues (3.3 points), as well as lower R&D expenses as a percentage of specialty medicines revenues (0.4 points), partially offset by lower gross profit as a percentage of specialty medicines revenues (0.7 points).

Our MS franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profit of our MS franchise consists of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Our MS franchise profit in the third quarter of 2017 was $826 million, compared to $886 million in the third quarter of 2016. Profit of our MS franchise as a percentage of Copaxone® revenues was 83.7% in the third quarter of 2017, compared to 83.5% in the third quarter of 2016.

Other Activities

In addition to our generic and specialty medicines segments, we have other sources of revenues, primarily distribution activities, mostly in the United States via Anda, as well as in Israel and Hungary, sales of medical devices, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items.

Our revenues from other activities in the third quarter of 2017 were $569 million, compared to $256 million in the third quarter of 2016, mainly due to the inclusion of Anda’s revenues commencing in the fourth quarter of 2016.

Teva Consolidated Results

Revenues

Revenues in the third quarter of 2017 were $5.6 billion, an increase of 1%, or 4% in local currency terms, compared to the third quarter of 2016, primarily due to the acquisition of Anda in the fourth quarter of 2016, partially offset by pricing declines in the U.S. generics market. See “Generic Medicines Revenues,” “Specialty Medicines Revenues,” and “Other Activities” above.

Exchange rate movements during the third quarter of 2017 negatively impacted overall revenues by $169 million, compared to the third quarter of 2016. In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in Venezuela from any discussion of local currency results.

Gross Profit

In the third quarter of 2017, gross profit was $2.6 billion, a decrease of 6% compared to the third quarter of 2016.

Gross profit was mainly the result of factors previously discussed under “Generic Medicines Gross Profit” and “Specialty Medicines Gross Profit” above, partially offset by lower inventory step-up.

Gross profit as a percentage of revenues was 47.1% in the third quarter of 2017, compared to 50.4% in the third quarter of 2016.

The decrease in gross profit as a percentage of revenues was primarily due to lower profitability of our generic medicines segment (5.5 points), higher share of low profit activities such as Anda (2.0 points), lower gross profit of our specialty medicines segment (0.3 points) and inventory related expenses in connection with the devaluation in Venezuela (0.2 points), partially offset by lower inventory step-up (2.6 points), lower amortization of purchased intangible assets (1.3 points) and lower costs related to regulatory actions taken in facilities (0.8 points).

Research and Development (R&D) Expenses

Net R&D expenses for the third quarter of 2017 were $545 million, a decrease of 18% compared to the third quarter of 2016. Our R&D expenses were primarily the result of the factors previously discussed under “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above as well as lower other R&D expenses, such as upfront and milestone payments as well as the purchase of an FDA priority review voucher to allow us to accelerate the review period for fremanezumab, one of our key specialty assets, for the treatment of migraine.

As a percentage of revenues, R&D spending was 9.7% in the third quarter of 2017, compared to 11.9% in the third quarter of 2016.

Selling and Marketing (S&M) Expenses

S&M expenses in the third quarter of 2017 were $860 million, a decrease of 9% compared to the third quarter of 2016. The decrease was mainly due to lower S&M expenses related to our generic medicines segment and specialty medicines segment. See “Generic Medicines—S&M Expenses” and “Specialty Medicines—S&M Expenses” above.

As a percentage of revenues, S&M expenses were 15.3% in the third quarter of 2017, compared to 16.9% in the third quarter of 2016.

General and Administrative (G&A) Expenses

G&A expenses in the third quarter of 2017 were $330 million, an increase of 6.5% compared to the third quarter of 2016. As a percentage of revenues, G&A expenses were 5.9% in the third quarter of 2017, compared to 5.6% in the third quarter of 2016.

Impairments, Restructuring and Others

In the third quarter of 2017, we recorded expenses of $550 million for impairments, restructuring and others, compared to an income of $410 million in the third quarter of 2016. The expenses recorded in the third quarter of 2017 were mainly comprised of:

•	Impairment of long-lived assets of $408 million, including $246 million related to product rights, $109 million related to research and development assets acquired from Actavis Generics and $42 million related to real property in Israel;

•	Restructuring expenses of $72 million, mainly related to the integration of Actavis Generics and other efficiency measures;

•	Contingent consideration expenses of $18 million, mainly related to Bendeka® royalties; and

•	Integration and acquisition expenses of $31 million.

Further integration and other efficiency initiatives may drive additional restructuring expenses throughout the year.

Legal Settlements and Loss Contingencies

In the third quarter of 2017, we recorded an income of $20 million for legal settlements and loss contingencies, compared to an expense of $533 million in the third quarter of 2016. The expense in the third quarter of 2016 mainly consists of a provision of approximately $520 million established in connection with advanced discussions with the U.S. Department of Justice (“DOJ”) and SEC to settle the FCPA investigations.

Operating Income

Operating income was $378 million in the third quarter of 2017, compared to $765 million in the third quarter of 2016.

The lower operating income was mainly due to an expense in the third quarter of 2017 compared to income in the third quarter of 2016 related to impairments, restructuring and others, as well as a decrease in total segment profit, mainly driven by lower profit of our generic medicines segment, partially offset by income from legal settlements and loss contingencies, compared to an expense in the third quarter of 2016.

The decrease in operating income as a percentage of revenues was 7 points, mainly due to impairments restructuring and others (17.2 points) and lower profit of our generic medicines segment (6.6 points), partially offset by legal settlements and loss contingencies (9.9 points) and higher inventory step-up (2.7 points).

The following table presents a reconciliation of our segment profit to our consolidated operating income for the three months ended September 30, 2017 and 2016:

	Three months ended
	September 30,
	2017	2016
	(U.S. $ in millions)
Generic medicines profit	$619	$982
Specialty medicines profit	1,152	1,097

Total segment profit	1,771	2,079
Profit of other activities	17	19

	1,788	2,098
Amounts not allocated to segments:
Amortization	357	429
General and administrative expenses	330	310
Impairments, restructuring and others	550	(410)
Inventory step-up	—	152
Other R&D expenses	150	252
Costs related to regulatory actions taken in facilities	(1)	46
Legal settlements and loss contingencies	(20)	533
Other unallocated amounts	44	21

Consolidated operating income	378	765

Financial expenses—net	259	150

Consolidated income before income taxes	$119	$615

Financial Expenses—Net

In the third quarter of 2017, financial expenses were $259 million, compared to $150 million in the third quarter of 2016. The increase was mainly due to (i) a $33 million increase of expenses derived from net foreign exchange losses and financial derivatives in the third quarter of 2017, compared to net gains in the third quarter of 2016; (ii) a $31 million increase of interest expenses mainly resulting from our $20.4 billion bond issuances and the $5 billion term loans borrowed in connection with the Actavis Generics acquisition; (iii) an approximately $30 million impairment of our net monetary assets in Venezuela; and (iv) $9 million lower financial income resulting from lower average cash balance.

Tax Rate

In the third quarter of 2017, we recognized a tax benefit of $494 million on pre-tax income of $119 million. In the third quarter of 2016, income taxes amounted to $207 million on pre-tax income of $615 million.

The difference between the tax benefit for the third quarter of 2017 and the income taxes in the comparable period is mainly due to the different geographical mix of our income following the Actavis Generics acquisition and a one-time tax benefit associated with the utilization of Actavis Generics historical capital losses.

Net Income

Net income attributable to Teva in the third quarter of 2017 was $595 million, compared to net income of $412 million in the third quarter of 2016. This increase was due to the factors previously discussed, primarily due to an income tax benefit in the third quarter of 2017, compared to an income tax expense in the third quarter of 2016, partially offset by lower operating income.

Net income attributable to ordinary shareholders in the third quarter of 2017 was $530 million, compared to a net income of $348 million in the third quarter of 2016. The difference from net income attributable to Teva is due to the $65 million dividend declared for holders of our mandatory convertible preferred shares in the third quarter of 2017.

Diluted Shares Outstanding and Earnings Per Share

The weighted average diluted shares outstanding used for the fully diluted share calculation for the third quarters of 2017 and 2016 were 1,017 million and 984 million shares, respectively. The increase was mainly due to our issuance of approximately 100.3 million shares to Allergan in connection with the closing of the Actavis Generics acquisition on August 2, 2016. The shares issued to Allergan were subject to transfer restrictions that generally expired on August 2, 2017.

Diluted earnings per share for the three months ended September 30, 2017, take into account the potential dilution that could occur upon the exercise of options and non-vested restricted share units (“RSUs”) granted under employee stock compensation plans, using the treasury stock method.

For the three months ended September 30, 2017, the mandatory convertible preferred shares amounting to 59.4 million weighted average shares and the accrued dividend to preferred shares amounting to $65 million had an anti-dilutive effect on earnings per share and were therefore excluded from the outstanding shares calculation.

Diluted earnings per share were $0.52 in the third quarter of 2017, compared to diluted earnings per share of $0.35 in the third quarter of 2016.

Share Count for Market Capitalization

We calculate share amounts using the outstanding number of shares (i.e., excluding treasury shares) plus shares that would be outstanding upon the exercise of options and vesting of RSUs and performance share units (PSUs), as well as the conversion of our convertible senior debentures and mandatory convertible preferred shares, in each case, at period end.

As of September 30, 2017 and 2016, the fully diluted share count for purposes of calculating our market capitalization was approximately 1,083 million and 1,088 million, respectively.

Impact of Currency Fluctuations on Results of Operations

In the third quarter of 2017, approximately 47% of our revenues came from sales outside of the United States. Because our results are reported in U.S. dollars, we are subject to significant foreign currency risks and accordingly, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Japanese yen, new Israeli shekel, British pound, Canadian dollar, Russian ruble and Hungarian forint) impact our results. In the third quarter of 2017, compared to the third quarter of 2016, the following currencies decreased in value against the U.S. dollar: the Argentinean peso by 13% and the Japanese yen by 8%, while the following currencies increased in value against the U.S. dollar: the Russian ruble by 10%, the Polish zloty by 7%, the Hungarian forint by 7%, the new Israeli shekel by 7%, the euro by 5%, the Mexican peso by 5%, the Canadian dollar by 4% and the Swiss franc by 1% (all compared on a quarterly-average basis).

In addition, we adjusted the exchange rates that we use for the Venezuelan bolivar twice during 2016 and twice during the first half of 2017. In the third quarter of 2017, we further updated the applicable exchange rate to the DICOM rate of 3,345 bolivar per dollar, which is not materially different from the blended rate that would have been used instead of the DICOM rate. These changes resulted in a decrease of $243 million in revenues and $25 million in operating income in the third quarter of 2017, compared to the third quarter of 2016. In light of the political and economic conditions in Venezuela, we exclude these changes in revenues and operating profit in Venezuela from any discussion of local currency results.

As a result, exchange rate movements during the third quarter of 2017 in comparison with the third quarter of 2016 negatively impacted overall revenues by $169 million and negatively impacted our operating income by $32 million.

We are exposed to a potential impairment of our net monetary balance sheet items in Venezuela as we continue to adjust the exchange rate that we use. As of September 30, 2017, our net monetary balance sheet items in Venezuela amounted to approximately negative $39 million, including approximately $7 million in cash. We are also exposed to further potential negative impacts on our revenues and profits in Venezuela.

We continue to assess the effectiveness of our control over our operations in Venezuela, based on the country’s political and economic conditions, which may impact our ability to manage our Venezuelan business. We continue to monitor our effective control of this business and may deconsolidate it from its financial statements if control is deemed to have been lost, which may result in an additional loss of approximately $400 million, of which $330 million is a result of reclassification of currency translation adjustments from accumulated other comprehensive income to the statement of income.

Comparison of Nine Months Ended September 30, 2017 to Nine Months Ended September 30, 2016

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2017 and 2016. Additional factors affecting the nine month comparison are described below.

The following table presents certain financial data as a percentage of net revenues for the periods indicated and the percentage change for each item, as compared to the nine months ended September 30, 2016:

	Percentage of Net Revenues
	Nine Months Ended		Percentage
	September 30,		Change 2017
	2017	2016	from 2016
	%	%	%
Net revenues	100.0	100.0	10
Gross profit	48.9	55.0	(2)
Research and development expenses	8.8	9.3	4
Selling and marketing expenses	16.5	17.7	2
General and administrative expenses	5.0	6.0	(9)
Impairments, restructuring and others	7.1	2.7	187
Legal settlements and loss contingencies	1.9	4.4	(52)
Goodwill impairment charge	36.0	—	—
Operating (loss) income	(26.4)	14.9	—
Financial expenses, net	4.2	3.6	27
Income (loss) before income taxes	(30.6)	11.3	—
Income taxes (benefit)	(2.7)	3.0	—
Share in (profits) losses of associated companies—net	0.1	(0.1)	—
Net income (loss) attributable to non-controlling interests	0.1	(0.1)	—
Net income (loss) attributable to Teva	(27.9)	8.5	—
Dividends on preferred shares	1.2	1.3	(1)
Net income (loss) attributable to ordinary shareholders	(29.1)	7.2	—

*	Represents an amount less than 0.5%.

Segment Information

Generic Medicines Segment

The following table presents revenues and profit of our generic medicines segment for the nine months ended September 30, 2017 and 2016:

	Generics
	Nine months ended September 30,
	2017		2016
	(U.S. $ in millions / % of Segment Revenues)
Revenues	$9,143	100.0%	$8,274	100.0%
Gross profit	3,844	42.0%	3,861	46.7%
R&D expenses	553	6.1%	448	5.4%
S&M expenses	1,202	13.1%	1,178	14.3%

Segment profit*	$2,089	22.8%	$2,235	27.0%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Generic Medicines Revenues

Our generic medicines segment includes generic medicines and our OTC business as well as API products sold to third parties. Revenues from our generic medicines segment in the first nine months of 2017 were $9.1 billion, an increase of $0.9 billion, or 11%, compared to the first nine months of 2016. In local currency terms, revenues increased 18%.

Our revenues from OTC products in the first nine months of 2017 were $853 million, a decrease of 10% compared to $949 million in the first nine months of 2016. In local currency terms, revenues increased 25%.

API sales to third parties in the first nine months of 2017 were $572 million, a decrease of 4% in both U.S. dollar and local currency terms, compared to the first nine months of 2016.

The following table presents generic segment revenues by geographic area for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,		Percentage Change
	2017	2016	2017 - 2016
	(U.S. $ in millions)
United States	$3,850	$3,161	22%
Europe	2,930	2,494	17%
Rest of the World	2,363	2,619	(10%)

Total Generic Medicines	$9,143	$8,274	11%

United States Generic Medicines Revenues

Revenues from generic medicines in the United States in the first nine months of 2017 were $3.9 billion, an increase of 22% compared to $3.2 billion in the first nine months of 2016. The increase resulted mainly from the inclusion of Actavis Generics revenues and products sold in the first nine months of 2017 that were not sold in the comparable period of 2016, partially offset by a decline in sales due to increased competition, mainly to budesonide (the generic equivalent of Pulmicort®) and aripiprazole (the generic equivalent of Abilify®) and loss of revenues following our divestment of certain products in connection with the acquisition.

Among the most significant generic products we sold in the United States in the first nine months of 2017 were methylphenidate extended-release tablets (Concerta® authorized generic), as well as daptomycin injection (the generic equivalent of Cubicin®), imatinib mesylate tablets (the generic equivalent of Gleevec®) and lidocaine patch (the generic equivalent of Lidoderm® Patch).

Europe Generic Medicines Revenues

Revenues from generic medicines in Europe in the first nine months of 2017 were $2.9 billion, an increase of 17% compared to $2.5 billion in the first nine months of 2016. In local currency terms, revenues increased 19% compared to the first nine months of 2016, mainly due to the inclusion of Actavis Generics revenues.

ROW Generic Medicines Revenues

Revenues from generic medicines in our ROW markets in the first nine months of 2017 were $2.4 billion, a decrease of 10% compared to $2.6 billion in the first nine months of 2016. In local currency terms, revenues increased 14%.

Generic Medicines Gross Profit

In the first nine months of 2017, gross profit from our generic medicines segment was $3.8 billion, a decrease of $17 million, compared to the first nine months of 2016.

Gross profit margin for our generic medicines segment in the first nine months of 2017 decreased to 42.0%, compared to 46.7% in the first nine months of 2016.

Generic Medicines R&D Expenses

R&D expenses relating to our generic medicines segment for the first nine months of 2017 were $553 million, an increase of 23% compared to the first nine months of 2016. The increase is mainly due to the inclusion of Actavis Generics. As a percentage of segment revenues, R&D expenses were 6.1% in the first nine months of 2017, compared to 5.4% in the first nine months of 2016.

Generic Medicines S&M Expenses

S&M expenses related to our generic medicines segment in the first nine months of 2017 were $1.2 billion, an increase of 2% compared to the first nine months of 2016.

As a percentage of segment revenues, S&M expenses were 13.1% in the first nine months of 2017, compared to 14.3% in the first nine months of 2016.

Generic Medicines Profit

Profit of our generic medicines segment was $2.1 billion in the first nine months of 2017, compared to $2.2 billion in the first nine months of 2016.

Specialty Medicines Segment

The following table presents revenues and profit of our specialty medicines segment for the nine months ended September 30, 2017 and 2016:

	Specialty
	Nine months ended September 30,
	2017		2016
	(U.S. $ in millions / % of Segment Revenues)
Revenues	$6,119	100.0%	$6,471	100.0%
Gross profit	5,362	87.6%	5,632	87.0%
R&D expenses	722	11.8%	702	10.8%
S&M expenses	1,288	21.0%	1,393	21.5%

Segment profit*	$3,352	54.8%	$3,537	54.7%

*	Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Specialty Medicines Revenues

Specialty medicines revenues in the first nine months of 2017 were $6.1 billion, a decrease of 5% compared to the first nine months of 2016. In the United States, our specialty medicines revenues were $4.5 billion, a decrease of 10% compared to the first nine months of 2016. Specialty medicines revenues in Europe were $1.3 billion, an increase of 7% compared to the first nine months of 2016. In local currency terms, specialty medicines revenues in Europe increased 9%. Specialty medicines revenues in ROW were $294 million, an increase of 18% compared to the first nine months of 2016 in both U.S. dollars and local currency terms.

Specialty Medicines Revenues Breakdown

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,		Percentage Change
	2017	2016	2017 - 2016
	(U.S. $ in millions)
CNS	$3,442	$4,040	(15%)
Copaxone®	2,980	3,208	(7%)
Azilect®	130	322	(60%)
Nuvigil®	52	175	(70%)
Respiratory	977	949	3%
ProAir®	399	426	(6%)
QVAR®	300	346	(13%)
Oncology	852	871	(2%)
Treanda® and Bendeka®	501	511	(2%)
Women’s Health	358	336	7%
Other Specialty*	490	275	78%

Total Specialty Medicines	$6,119	$6,471	(5%)

*	Includes aggregate payments of $150 million related to the Ninlaro® transaction in the first half of 2017.

Central Nervous System

In the first nine months of 2017, our CNS sales were $3.4 billion, a decrease of 15% compared to the first nine months of 2016.

Copaxone® sales in the first nine months of 2017 were $3.0 billion, a decrease of 7% compared to the first nine months of 2016.

Copaxone® revenues in the United States, in the first nine months of 2017 were $2.4 billion, a decrease of 8% compared to the first nine months of 2016.

Our Copaxone® revenues outside the United States were $553 million during the first nine months of 2017, a decrease of 1% compared to the first nine months of 2016, or flat in local currency terms.

Azilect® sales in the first nine months of 2017 were $130 million, a decrease of 60% compared to the first nine months of 2016.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy and certain other disorders. Nuvigil® sales in the first nine months of 2017 were $52 million, a decrease of 70% compared to the first nine months of 2016 due to generic competition that began in June 2016.

Respiratory Products

In the first nine months of 2017, revenues from our specialty respiratory products were $977 million, an increase of 3% compared to the first nine months of 2016.

ProAir® revenues in the first nine months of 2017 were $399 million, a decrease of 6% compared to the first nine months of 2016, mainly due to negative net pricing effects.

QVAR® revenues in the first nine months of 2017 were $300 million, a decrease of 13% compared to the first nine months of 2016.

Oncology Products

Sales of our oncology products were $852 million in the first nine months of 2017, a decrease of 2% compared to the first nine months of 2016.

Combined sales of Treanda® and Bendeka® were $501 million in the first nine months of 2017, compared to $511 million in the first nine months of 2016.

Women’s Health Products

Revenues from our global women’s health products were $358 million in the first nine months of 2017, an increase of 7% compared to the first nine months of 2016.

Specialty Medicines Gross Profit

In the first nine months of 2017, gross profit from our specialty medicines segment was $5.4 billion, a decrease of 5% compared to the first nine months of 2016.

Gross profit margin for our specialty medicines segment in the first nine months of 2017 was 87.6%, compared to 87.0% in the first nine months of 2016, mainly due to the finalization of an ongoing vendor dispute in the second quarter of 2017.

Specialty Medicines R&D Expenses

R&D expenses relating to our specialty medicines segment in the first nine months of 2017 were $722 million, an increase of 3% compared to the first nine months of 2016, mainly due to increased expenses for development of late stage migraine and pain products, fremanezumab and fasinumab. As a percentage of segment revenues, R&D spending was 11.8% in the first nine months of 2017, compared to 10.8% in the first nine months of 2016.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines segment in the first nine months of 2017 were $1.3 billion, a decrease of 8% compared to the first nine months of 2016.

As a percentage of segment revenues, S&M expenses were 21.0% in the first nine months of 2017, compared to 21.5% in the first nine months of 2016.

Specialty Medicines Profit

The profit of our specialty medicines segment consists of gross profit, less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating (Loss) Income” below for additional information.

Profit of our specialty medicines segment was $3.4 billion in the first nine months of 2017, a decrease of 5% compared to the first nine months of 2016, mainly due to a decrease in gross profit, partially offset by lower S&M expenses.

Specialty medicines profit as a percentage of segment revenues was 54.8% in the first nine months of 2017, compared to 54.7% in the first nine months of 2016.

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). Profit of our multiple sclerosis franchise in the first nine months of 2017 was $2.4 billion, a decrease of 9% compared to the first nine months of 2016. Profit of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 80.3% in the first nine months of 2017 compared to 81.6% in the first nine months of 2016.

Other Activities

In the first nine months of 2017, revenues from our other activities were $1.7 billion, an increase of 150% compared to $666 million in the first nine months of 2016, mainly due to the inclusion of Anda’s revenues commencing in the fourth quarter of 2016.

Teva Consolidated Results

Revenues

Revenues in the first nine months of 2017 were $16.9 billion, an increase of 10% compared to the first nine months of 2016. See “Generic Medicines Revenues,” “Specialty Medicines Revenues” and “Other Activities” above.

Exchange rate movements during the first nine months of 2017 in comparison with the first nine months of 2016 negatively impacted revenues by $640 million. In local currency terms, revenues increased 14%. In light of the political and economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in Venezuela from any discussion of local currency results.

Gross Profit

In the first nine months of 2017, gross profit was $8.3 billion, compared to $8.5 billion in the first nine months of 2016. See “Generic Medicines — Gross Profit” and “Specialty Medicines — Gross Profit” above.

Gross profit as a percentage of revenues was 48.9% in the first nine months of 2017, compared to 55.0% in the first nine months of 2016.

Research and Development (R&D) Expenses

Net R&D expenses for the first nine months of 2017 were $1.5 billion, an increase of 4% compared to the first nine months of 2016. The increase was mainly due to higher R&D expenses related to our generic medicines segment. See “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above.

As a percentage of revenues, R&D spending was 8.8% in the first nine months of 2017, compared to 9.3% in the first nine months of 2016.

Selling and Marketing (S&M) Expenses

S&M expenses in the first nine months of 2017 were $2.8 billion, an increase of 2% compared to the first nine months of 2016. The increase was mainly due to the inclusion of Actavis Generics and Anda. See “Generic Medicines — S&M Expenses” and “Specialty Medicines — S&M Expenses” above.

As a percentage of revenues, S&M expenses were 16.5% in the first nine months of 2017, compared to 17.7% in the first nine months of 2016.

General and Administrative (G&A) Expenses

G&A expenses in the first nine months of 2017 were $838 million a decrease of 9% compared to the first nine months of 2016. As a percentage of revenues, G&A expenses decreased to 5.0% in the first nine months of 2017, from 6.0% in the first nine months of 2016. The lower G&A expenses in the first nine months of 2017 were mainly due to income related to a legal recovery in Canada in the first quarter of 2017.

Impairments, Restructuring and Others

In the first nine months of 2017, we recorded $1.2 billion in impairments, restructuring and others, compared to $421 million in the first nine months of 2016. The expenses recorded in the first nine months of 2017 were mainly comprised of:

•	Impairment of long-lived assets of $564 million;

•	Restructuring expenses of $300 million;

•	Contingent consideration of $179 million;

•	Acquisition and integration costs of $87 million; and

•	Capital loss from currency translation of $52 million.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for the first nine months of 2017 amounted to $324 million, compared to $674 million in the first nine months of 2016.

Goodwill Impairment Charge

We recognized a goodwill impairment charge of $6.1 billion in the second quarter of 2017 in connection with our U.S. generics reporting unit. See note 7 to our consolidated financial statements.

Operating (Loss) Income

Operating loss was $4.5 billion in the first nine months of 2017, compared to operating income of $2.3 billion in the first nine months of 2016.

The operating loss in the first nine months of 2017 was mainly due to the goodwill impairment charge of $6.1 billion in the second quarter of 2017.

The following table presents a reconciliation of our segment profit to our consolidated operating loss for the nine months ended September 30, 2017 and 2016:

	Nine months ended
	September 30,
	2017	2016
	(U.S. $ in millions)
Generic medicines profit	$2,089	$2,235
Specialty medicines profit	3,352	3,537

Total segment profit	5,441	5,772
Profit of other activities	61	28

	5,502	5,800
Amounts not allocated to segments:
Amortization	1,088	811
General and administrative expenses	838	925
Goodwill impairment charge	6,100	—
Impairments, restructuring and others	1,209	421
Inventory step-up	67	243
Other R&D expenses	176	262
Costs related to regulatory actions taken in facilities	48	123
Legal settlements and loss contingencies	324	674
Other unallocated amounts	119	50

Consolidated operating income (loss)	(4,467)	2,291

Financial expenses—net	704	553

Consolidated income (loss) before income taxes	$(5,171)	$1,738

Financial Expenses-Net

In the first nine months of 2017, financial expenses were $704 million, compared to $553 million in the first nine months of 2016.

Financial expenses in the first nine months of 2017 were mainly comprised of interest expenses of $654 million, mostly related to our $20.4 billion bond issuances and $5 billion term loans borrowed in connection with the Actavis Generics acquisition as well as a $61 million loss from net foreign exchange and financial derivatives. Financial expenses in the first nine months of 2016 were mainly comprised of interest expenses of $321 million, a $246 million impairment of our net monetary assets in Venezuela and a $99 million impairment of our investment in Mesoblast, partially offset by $70 million income from net foreign exchange and financial derivatives.

Tax Rate

In the first nine months of 2017, we recognized a tax benefit of $462 million on pre-tax loss of $5.2 billion. In the first nine months of 2016, income taxes amounted to $464 million on pre-tax income of $1.7 billion.

The difference between the tax benefit for the first nine months of 2017 and the income taxes in the comparable period is mainly due to the different geographical mix of our income following the Actavis Generics acquisition and a one-time tax benefit associated with the utilization of Actavis Generics historical capital losses.

Net Income (Loss)

Net loss attributable to Teva in the first nine months of 2017 was $4.7 billion, compared to net income of $1.3 billion in the first nine months of 2016.

Diluted Shares Outstanding and Earnings (Loss) per Share

The weighted average diluted shares outstanding used for the fully diluted share calculation for the first nine months of 2017 and 2016 were 1,016 million and 942 million shares, respectively.

In computing loss per share for the nine months ended September 30, 2017, the assumed exercise of employee stock options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, had an anti-dilutive effect on loss per share and were therefore excluded from the outstanding shares calculation.

Additionally, for the nine months ended September 30, 2017, the mandatory convertible preferred shares amounting to 59.4 million weighted average shares and the accrued dividend to preferred shares amounting to $195 million had an anti-dilutive effect on earnings per share and were therefore excluded from the outstanding shares calculation.

Loss per share was $4.85 in the first nine months of 2017, compared to earnings per share of $1.17 in the first nine months of 2016.

Impact of Currency Fluctuations on Results of Operations

In the first nine months of 2017, approximately 45% of our revenues came from sales outside of the United States. Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Japanese yen, new Israeli shekel, British pound, Canadian dollar, and Russian ruble) affect our results. During the first nine months of 2017, the following currencies decreased in value against the U.S. dollar: the Argentinean peso by 10%, the British pound by 8%, the Japanese yen by 3%, and the Mexican peso by 3%. During the same period, the Russian ruble increased by 17%, the new Israeli shekel by 6%, the Polish zloty by 2%, the Canadian dollar by 1%, and the Hungarian forint by 1% (all compared on a nine-monthly average basis).

We adjusted the exchange rates that we use for the Venezuelan bolivar twice during 2016 and twice in the first half of 2017. In the third quarter of 2017, we further updated the applicable exchange rate to the DICOM rate of 3,345 bolivar per dollar, which is not materially different from the blended rate that would have been used instead of the DICOM rate. These changes resulted in a decrease of $642 million in revenues and $143 million in operating income in the first nine months of 2017, compared to the first nine months of 2016. In light of the economic conditions in Venezuela, we exclude these changes in revenues and operating profit in any discussion of local currency results.

As a result, exchange rate movements during the first nine months of 2017 in comparison with the first nine months of 2016 negatively impacted overall revenues by $640 million and reduced our operating income by $172 million.

Liquidity and Capital Resources

Total balance sheet assets were $86.1 billion as of September 30, 2017, a decrease of $0.3 billion compared to June 30, 2017.

Our working capital balance, which includes trade receivable net of SR&A, inventories, prepaid expenses and other current assets, trade payable, employee-related obligations, accrued expenses and other current liabilities, was $0.1 billion as of September 30, 2017, compared to negative $0.2 billion as of June 30, 2017. The increase was mainly due to an increase in prepaid expenses following reclassification of certain assets from long-term to short-term.

During September 2017, we entered into several agreements to sell certain non-core specialty products, including our global women’s health business. As a result of these agreements, we currently present net assets held for sale in the amount of $1.3 billion with a corresponding reduction of other balance sheet assets, mainly of intangible assets and goodwill.

Investment in property, plant and equipment in the third quarter of 2017 was approximately $0.2 billion, flat compared to the third quarter of 2016. Depreciation was $0.2 billion in the third quarter of 2017, compared to $0.1 billion in the third quarter of 2016.

Cash and cash equivalents and short-term and long-term investments as of September 30, 2017 remained flat at $0.9 billion, compared to June 30, 2017.

Our cash on hand that is not used for ongoing operations is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities and available credit facilities, primarily our $4.5 billion syndicated revolving line of credit, which was not utilized as of September 30, 2017, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs.

2017 Debt Balance and Movements

As of September 30, 2017, our debt was $34.7 billion, compared to $35.1 billion as of June 30, 2017. The decrease was mainly due to $0.6 billion of debt repayments on our 5 year term loan, our revolving credit facility and other short term loans, partially offset by foreign exchange fluctuations of $0.2 billion.

In January 2017 we repaid our GBP 510 million short-term loan.

In March 2017 we repaid at maturity a JPY 8.0 billion term loan.

In March 2017 we entered into a JPY 86.8 billion term loan agreement, consisting of two tranches, JPY 58.5 billion with five years maturity and JPY 28.3 billion with one year maturity with an optional six month extension. As of June 30, 2017 we have fully drawn both tranches.

In April 2017 we repaid at maturity a JPY 65.5 billion term loan.

During the third quarter of 2017 we repaid at maturity $0.25 billion and prepaid $0.17 billion of our 5 year term loan. In addition we repaid $0.1 billion of our other short-term loans.

During the first nine months of 2017 we repaid $1.2 billion of our revolving credit facility.

Our debt as of September 30, 2017 was effectively denominated in the following currencies: 66% in U.S. dollars, 26% in euros, 4% in Japanese yen and 4% in Swiss francs.

The portion of total debt classified as short-term as of September 30, 2017 was 8%, compared to 4% as of June 30, 2017, mainly due to changes in the current portion of our long-term debt.

Our financial leverage was 53% as of September 30, 2017, compared to 54% as of June 30, 2017.

Our average debt maturity was approximately 6.3 years as of September 30, 2017, compared to 6.4 years as of June 30, 2017.

Shareholders’ Equity

Total shareholders’ equity was $30.3 billion as of September 30, 2017, compared to $29.6 billion as of June 30, 2017. The increase was mainly due to net income of $0.6 billion generated during the current quarter and $0.3 billion positive impact of currency fluctuations, partially offset by $0.2 billion in dividend payments.

Exchange rate fluctuations affected our balance sheet, as approximately 35% of our net assets in the third quarter of 2017 (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to June 30, 2017, changes in currency rates had a positive impact of $0.3 billion on our equity as of September 30, 2017, mainly due to the change in value against the U.S. dollar of: the euro by (3%), the Canadian dollar by (4%), the British pound by (3%), the Chilean Peso by (4%) and the Mexican peso by 1%. All comparisons are on a quarter-end to quarter-end basis.

Cash Flow

Cash flow generated from operating activities during the third quarter of 2017 was $1.1 billion, compared to $1.5 billion in the third quarter of 2016. The decrease was mainly due to the impact of changes in working capital in the third quarter of 2017, compared to the third quarter of 2016.

Cash flow generated from operating activities in the third quarter of 2017, net of cash used for capital investments, was $0.9 billion, compared to $1.2 billion in the third quarter of 2016. The decrease resulted mainly from lower cash flow generated from operating activities.

Dividends

We announced a dividend for the third quarter of 2017 of $0.085 per ordinary share. The dividend payment is expected to take place on December 12, 2017 to holders of record as of November 28, 2017.

We further announced a quarterly dividend of $17.50 per mandatory convertible preferred share. The dividend payment is expected to take place on December 15, 2017 to holders of record as of December 1, 2017.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with R&D activities.

In September 2016, we entered into an agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. We paid Regeneron a $250 million upfront fee and will share equally with Regeneron in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion.

In October 2016, we entered into an exclusive partnership with Celltrion to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. We paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. We will share the profit from the commercialization of these products with Celltrion.

On September, 19, 2017, we entered into a partnership agreement with Nuvelution for development of Austedo® for the treatment of Tourette syndrome in pediatric patients in the United States. Nuvelution will fund and manage clinical development, driving all operational aspects of the phase 3 program, and we will lead the regulatory process and be responsible for commercialization. Upon FDA approval of Austedo® for Tourette syndrome, we will pay Nuvelution a pre-agreed return.

Dividends on our mandatory convertible preferred shares (aggregate liquidation preference of approximately $3.7 billion) are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends are paid in cash on March 15, June 15, September 15 and December 15 of each year through and including December 15, 2018.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed R&D, at a wide range of rates as a percentage of sales of certain products, as defined in such agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (i) infringement or violation of intellectual property or other rights of such third party; or (ii) damages to users of the related products. Except as described in our financial statements, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements contain restrictive covenants, including the requirement to maintain compliance with a net debt to EBITDA ratio, which becomes more restrictive over time. Approximately $6 billion of debt is subject to such covenants and, under specified circumstances, including non-compliance with such covenants and the unavailability of any waiver, amendment or other modification thereto and the expiration of any applicable grace period thereto, substantially all other debt could be negatively impacted by non-compliance with such covenants.

In September 2017, we amended certain terms of these loan agreements, including increasing the maximum permitted net debt to EBITDA ratio. As of September 30, 2017, we were in compliance with all applicable financial ratios and expect that it will continue to have sufficient cash resources to support our debt service payments and all other financial obligations for the foreseeable future. However, we may experience lower than required cash flows to continue to maintain compliance with our net debt to EBITDA ratio covenant within the next twelve months. We believe we will be able to renegotiate and amend the covenants, or refinance the debt with different repayment terms to address such situation as circumstances warrant.

Although we have been successful in the past in obtaining financing and renegotiating debt covenants at commercially acceptable terms, there are no guarantees we will be able to do so in the future. If such efforts could not be successfully completed on commercially acceptable terms, we may curtail additional planned spending, may divest additional assets and/or may suspend dividends in order to generate enough cash to meet our debt requirements and all other financial obligations.

Supplemental Non-GAAP Income Data

We utilize certain non-GAAP financial measures to evaluate performance, in conjunction with other performance metrics. The following are examples of how we utilize the non-GAAP measures:

•	our management and board of directors use the non-GAAP measures to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management;

•	our annual budgets are prepared on a non-GAAP basis; and

•	senior management’s annual compensation is derived, in part, using these non-GAAP measures. While qualitative factors and judgment also affect annual bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus is based on the non-GAAP presentation set forth below.

Non-GAAP financial measures have no standardized meaning and accordingly have limitations in their usefulness to investors. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP.

In arriving at our non-GAAP presentation, we exclude items that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude equity compensation expenses to facilitate a better understanding of our financial results, since we believe that this exclusion is important for understanding the trends in our financial results and that these expenses do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements and/or loss contingencies, due to the difficulty in predicting their timing and size;

•	impairments of long-lived assets, including intangibles, property, plant and equipment and goodwill;

•	restructuring expenses, including severance, retention costs, contract cancellation costs and certain accelerated depreciation expenses primarily related to the rationalization of our plants, or to certain other strategic activities such as the realignment of R&D focus or other similar activities;

•	acquisition or divestment related items, including changes in contingent consideration, integration costs, banker and other professional fees, inventory step-up and in-process R&D acquired in development deals;

•	expenses related to our equity compensation;

•	significant one-time financing costs and devaluation losses;

•	material tax and other awards or settlements, both amounts paid and received;

•	other exceptional items that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results, such as impacts due to changes in accounting, significant costs for remediation of plants such as inventory write-offs or related consulting costs or other unusual events; and

•	tax effects of the foregoing items.

The following tables present supplemental non-GAAP data, in U.S. dollar terms, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(U.S. $ in millions)
Gain on sales of business and long-lived assets	—	(693)	—	(693)
Amortization of purchased intangible assets	357	429	1,088	811
Restructuring expenses	72	115	300	154
Inventory step-up	—	152	67	243
Equity compensation expenses	32	31	103	83
Costs related to regulatory actions taken in facilities	(1)	46	48	123
Acquisition, integration and related expenses	31	85	87	184
Other R&D expenses	150	252	176	262
Contingent consideration	18	34	179	85
Legal settlements and loss contingencies	(20)	533	324	674
Goodwill impairment charge		—	6,100	—
Impairment of long-lived assets	408	29	564	614
Other non-GAAP items	45	16	121	75
Financial expense (income)	30	(1)	5	344
Minority interest	(11)	(22)	(44)	(65)
Tax benefit	(629)	(54)	(1,067)	(432)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare a detailed work plan for the next fiscal year. This work plan is used to manage the business and is the plan against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the tables below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combination; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

The following table presents the GAAP measures, related non-GAAP adjustments and the corresponding non-GAAP amounts for the applicable periods:

		Three Months Ended September 30, 2017					Three Months Ended September 30, 2016
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues
	Gross profit (1)	2,643	331		2,974	53%	2,801	592		3,393	61%
	Operating income (loss) (1)(2)	378	1,092		1,470	26%	765	1,029		1,794	32%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	530	482		1,012	18%	348	952	64	1,364	25%
	Earnings per share attributable to ordinary shareholders—diluted (5)	0.52	0.48		1.00		0.35	0.96		1.31

(1)	Amortization of purchased intangible assets		310					387
	Inventory step-up		—					152
	Costs related to regulatory actions taken in facilities		(1)					46
	Equity compensation expenses		6					4
	Other COGS related adjustments		16					3

	Gross profit adjustments		331					592
(2)	Restructuring expenses		72					115
	Amortization of purchased intangible assets		47					42
	Equity compensation expenses		26					27
	Acquisition, Integration and related expenses		31					85
	Other R&D expenses		150					252
	Contingent consideration		18					34
	Legal settlements and loss contingencies		(20)					533
	Impairment of long-lived assets		408					29
	Gain on sales of business and long-lived assets		—					(693)
	Other operating related adjustments		29					13

			761					437

	Operating income adjustments		1,092					1,029

(3)	Financial expense (income)		30					(1)
	Tax effect		(629)					(54)
	Minority interest		(11)					(22)

	Net income adjustments		482					952

(4)	For the three months ended September 30, 2017, no account was taken of the potential dilution of the accrued dividend to preferred shares amounting to $65 million, since it had an anti-dilutive effect on loss per share. Dividends on the mandatory convertible preferred shares of $64 million for the three months ended September 30, 2016, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.
(5)	The non-GAAP weighted average number of shares was 1,017 and 979 million for the three months ended September 30, 2017 and 2016, respectively. The non-GAAP weighted average number of shares for the three months ended September 30, 2017 does not take into account the potential dilution of the mandatory convertible preferred shares (amounting to 59.4 million weighted average shares), which have an anti-dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

		Nine Months Ended September 30, 2017					Nine Months Ended September 30, 2016
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues
	Gross profit (1)	8,283	1,114		9,397	56%	8,469	1,090		9,559	62%
	Operating income (loss) (1)(2)	(4,467)	9,155		4,688	28%	2,291	2,612		4,903	32%
	Net income (loss) attributable to ordinary shareholders (1)(2)(3)(4)	(4,925)	8,051		3,126	18%	1,106	2,462	196	3,764	24%
	Earnings (loss) per share attributable to ordinary shareholders—diluted (5)	(4.85)	7.92		3.07		1.17	2.59		3.76

(1)	Amortization of purchased intangible assets		944					711
	Inventory step-up		67					243
	Costs related to regulatory actions taken in facilities		48					123
	Equity compensation expenses		18					10
	Other COGS related adjustments		37					3

	Gross profit adjustments		1,114					1,090
(2)	Legal settlements and loss contingencies		324					674
	Contingent consideration		179					85
	Acquisition and related expenses		87					184
	Other R&D expenses		176					262
	Equity compensation expenses		85					73
	Restructuring expenses		300					154
	Goodwill impairment charge		6,100					—
	Impairment of long-lived assets		564					614
	Amortization of purchased intangible assets		144					100
	Gain on sales of business and long-lived assets		—					(693)
	Other operating related expenses (income)		82					69

			8,041					1,522

	Operating income adjustments		9,155					2,612

(3)	Financial expense		5					344
	Tax effect		(1,067)					(432)
	Impairment of equity investment—net		2					3
	Minority interest		(44)					(65)

	Net income adjustments		8,051					2,462

(4)	For the nine months ended September 30, 2017, no account was taken of the potential dilution of the accrued dividend to preferred shares amounting to $195 million, since it had an anti-dilutive effect on loss per share. Dividends on the mandatory convertible preferred shares of $196 million for the nine months ended September 30, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,016 and 935 million for the nine months ended September 30, 2017 and 2016, respectively. The non-GAAP weighted average number of shares for the nine months ended September 30, 2017 does not take into account the potential dilution of the mandatory convertible preferred shares (amounting to 59.4 million weighted average shares), which have an anti-dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Non-GAAP Tax Rate

Non-GAAP income taxes for the third quarter of 2017 were $135 million, or 11%, on pre-tax non-GAAP income of $1.2 billion. Non-GAAP income taxes in the comparable quarter of 2016 were $261 million, or 16%, on pre-tax non-GAAP income of $1.6 billion.

Our tax rate for the third quarter of 2017 was lower than the tax rate in the comparable period of 2016, mainly due to the different geographical mix of our income following the Actavis Generics acquisition.

Non-GAAP income taxes for the first nine months of 2017 were $605 million, or 15%, on pre-tax non-GAAP income of $4.0 billion. Non-GAAP income taxes in the comparable period of 2016 were $896 million, or 19% on pre-tax income of $4.7 billion.

Our tax rate for the first nine months of 2017 was lower than the tax rate in the comparable period of 2016 mainly due to the different geographical mix of our income following the Actavis Generics acquisition.

We expect our annual non-GAAP tax rate for 2017 to be 15%, lower than our previous estimates. This is due to changes in the geographical mix of income we expect to earn this year. Our non-GAAP tax rate for 2016 was 17%.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2016. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives and assessing compliance with debt covenants. Please refer to note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2016 for a summary of our significant accounting policies.

We recorded an impairment charge of $6.1 billion on the goodwill allocated to our U.S. Generics reporting unit during the second quarter of 2017. For further impairment considerations and sensitivities, see note 7 to our consolidated financial statements.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the consolidated financial statements included in this report.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There are no material changes to the Quantitative and Qualitative Disclosures About Market Risk previously disclosed in our Annual Report on Form 20-F for the year ended December  31, 2016.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 16 to our consolidated financial statements included in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: November 2, 2017	By:	/S/ MICHAEL MCCLELLAN
	Name:	Michael McClellan
	Title:	Senior Vice President, Interim Chief Financial Officer